As filed with the Securities and Exchange Commission on April 14, 2009

File No. 000-1408276

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEVEN ARTS PICTURES PLC
(Exact name of registrant as specified in its charter)

England	7812	[Not Applicable]
_________________________	__________________________	________________
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
38 Hertford Street
London, UK W1J7SG
44 (203) 006-8222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sprecher Grier Halberstam LLP
Attention: John Bottomley
 One America Square, Crosswall
London, EC3N 2SG
Telephone: + 44 (207) 264 4444
Facsimile: +44 (207) 264 4440

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William Rosenstadt Sanders Ortoli Vaughn-Flam Rosenstadt LLP 501 Madison Avenue New York, NY 10022 Telephone: 212-588-0022 Facsimile: 212-826-9307	Mitchell Nussbaum Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Telephone: 212-407-4000 Facsimile: 212-407-4990

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
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If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Mximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares	3,000,000 (2)	U.S.$6.90	U.S.$20,700,000	U.S.$1,156

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

(2)
Includes 2,500,000 ordinary shares offered hereby, 375,000 ordinary shares related to the over-allotment option granted to the underwriters’ representative and 125,000 ordinary shares underlying warrants to be issued to the underwriters’ representative.  Pursuant to Rule 416, there are also being registered such indeterminable number of additional ordinary shares as may be issued under the warrants to the underwriters’ representative to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated __________.

SEVEN ARTS PICTURES PLC

This is a firm commitment public offering of 2,500,000 ordinary shares. One of our shareholders has granted Rodman & Renshaw, LLC, the underwriters’ representative, an option to purchase up to 375,000 additional ordinary shares to cover over-allotments.  We have also granted the underwriters’ representative warrants to purchase up to 125,000 of our ordinary shares.

Our ordinary shares are quoted on the NASDAQ Capital Market under the symbol “SAPX.” On April 13, 2009, the last reported market price of our ordinary shares was $6.75 per share.

	Public offering price	Underwriting discount and commissions (1)	Proceeds to us, before expenses (2)
Per Share	$	$	$
Total	$	$	$
(1) Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Rodman & Renshaw, LLC, the underwriters’ representative.
(2) We estimate that the total expenses of this offering, excluding the underwriters’ discount and non-accountable expense allowance, will be approximately $________.

The shares issuable upon exercise of the underwriter over-allotment option and the warrants are identical to those offered to the public by this prospectus, and have been registered under the registration statement of which this prospectus forms a part.

The date of this prospectus is [                    ], 2009

Investing in our securities involves certain risks.  See “Risk Factors” beginning on page [--] of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our shares to purchasers in the offering on or about ______, 2009.
Rodman & Renshaw, LLC

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference to this prospectus in deciding whether to purchase our shares. We have not authorized anyone to provide you with information different from that contained or incorporated by reference to this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire prospectus. In this prospectus, the words “Seven Arts”, “Company”, “we”, “our”, “ours” and “us” refer to Seven Arts Pictures PLC and its subsidiaries, unless otherwise stated or the context requires. All references in this prospectus to the number of ordinary shares to be issued by us in the offering exclude any ordinary shares acquired by underwriters pursuant to their over-allotment option or underwriters’ warrants included elsewhere in this prospectus.

Our Company

We are an independent motion picture production company engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $5 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television. We endeavor to release many of our motion pictures into wide-theatrical exhibition initially, however, a portion of our pictures will either receive only a limited theatrical release, or may even be released directly to post theatrical markets, primarily DVD.  Our pictures that receive limited theatrical release or post theatrical release typically benefit from lower prints and advertising (“P & A”) costs and, in turn, improved gross profit margins.

Our recent domestic theatrical releases include Deal (April 2008), Noise (April 2008) and Autopsy (January 2009), all three of which received limited US theatrical releases. We have completed the production of, and expect to release for domestic theatrical exhibition three additional motion pictures by fiscal year 2009, notably The Pool Boys, Nine Miles Down and Night of the Demons.  We currently have five motion pictures in development that we anticipate will be released within the next two to three years Catwalk, Neuromancer, Mortal Armor: The Legend of Galahad, Romeo Spy, and The Winter Queen. Catwalk is expected to commence production later this Spring, and we have secured a SAG waiver to assure us that production can continue without interruption even if a SAG strike were to occur. We may supplement these motion pictures releases with certain lower cost pictures not yet fully developed, as well as with selected third party acquisitions.

Since 1996, we and our predecessors have produced 13 motion pictures and have acquired rights to an additional 18 motion pictures. As a result, we currently have a library of 31 completed motion pictures.  A substantial portion of our library revenues are derived from only a few of our library titles. Through a combination of new productions and selected acquisitions, we plan to increase our film library to 75 or 100 pictures over the next five years, depending on the costs of such productions and acquisitions and our ability to assemble the elements to produce such films and finance such activities.

Our recent business model has focused on distribution in the post-theatrical markets for lower-cost, "genre" motion pictures. These pictures have enjoyed only a very limited theatrical release. However, as a result of both licensing of distribution rights prior to completion as well as the use of tax-preferred financing, they have generated substantial gross profit margins from post-theatrical markets (i.e. video and television distribution). While we will continue to make such pictures in the future, our goal is to obtain a wider theatrical release for the majority of the pictures we intend to release over the next two to three years.

We recorded gross revenues of $17,748,000 and net income of $4,014,000 in the fiscal period ended June 30, 2008, (15 months - audited) and gross revenues of $11,758,000 and net income of $1,934,000 in our fiscal year ended March 31, 2007 (audited). For the most recent six month period ended December 31, 2008, we earned net income of $1,501,000 on revenues of $5,846,000 (unaudited).

Our Business Strategy

Our current business strategy is:

•
To finance, produce and distribute two to four motion pictures in-house per year with budgets of between $5 million and $15 million each. As previously stated, certain of these pictures will receive only a limited theatrical release while others will be released more widely.

•
 To supplement our core strategy by producing an occasional higher cost motion picture (production budgets of $30 - $50 million). We will seek to co-produce such projects with a major studio to guarantee a studio-wide release and obtain a commitment to cover a portion or all of prints and advertising (“P&A”) costs.

•
To opportunistically acquire distribution rights to an additional two to five motion pictures produced by others, each year, for distribution in theatrical, video and television markets, as an agent, for a 15%-20% fee.

•	To maximize our current use of tax preferred financing structures around the world to fund our motion picture productions.

•
To continue to reduce our financial risk on motion pictures we produce in-house by pre-selling certain rights to distributors prior to and during production, although we recognize that, particularly in the last year, the pre-sale market has become more difficult to access as a film financing tool.

•
To increase our share of distribution revenues by entering into partnerships with theatrical and video distributors, to gain more control over the distribution of our motion pictures and to obtain a greater share of the revenues from distribution of our motion pictures.

•
To scale our business over time by modestly increasing the number of pictures we develop and produce in-house as well as by more aggressively seeking to acquire for distribution motion pictures produced by third parties.

We believe that this is a particularly opportune time to be producing and distributing moderately priced motion pictures as, according to their public announcements, the major studios plan on reducing the number of pictures that they finance and distribute, preferring instead to concentrate resources on a limited number of high-priced, “franchise” productions. In addition, we believe that certain of the most successful independent motion picture companies have either been acquired or are focusing on higher budget films. We believe that these factors will attract exceptional levels of both talent and projects for lower budget motion pictures and independent film companies such as Seven Arts.

Our Competitive Strength

We believe our competitive strengths are:

•
The experience of our management and our relationships with independent motion picture distributors.  Our management has participated in the production and/or distribution of more than one hundred motion pictures since 1986.

•	Our relationships with “key talent” and with independent motion picture distributors around the world.

•
Our attractive profit margins which result from adherence to cost efficient budgets, a low overhead structure, the use of pre-sales to license our motion pictures for a fee to third-party distributors prior to completion of production, and of tax preferred financing.

•	Our expertise in structuring non-overlapping tax preferred financings in jurisdictions where such are made available.

Corporate Information

Seven Arts is a corporation organized under the laws of England and Wales.  Our principal executive offices are located at 38 Hertford Street, London, UK W1J 7SG.  Our telephone number is 44 (203) 006 8222. The US offices of our affiliate are located at 6121 Sunset Blvd., Los Angeles, CA 90028. Our US telephone number is (323) 634 0990.

Corporate Organization

The organization of the Company and its affiliates is set forth below:

THE OFFERING

Securities Offered	2,500,000 ordinary shares (or 2,875,000 if the underwriters’ representative exercises its over-allotment option in full)

Ordinary Shares

Number of ordinary shares outstanding before this offering	6,893,300 ordinary shares

Number of ordinary shares outstanding after this offering (1)	7,693,300 ordinary shares (or 7,818,300 ordinary shares if the underwriters’ representative exercises its warrants in full)

Use of Proceeds	We intend to use the net proceeds of this offering to repay indebtedness of approximately $11,150,000. The remaining net proceeds will be used for working capital and general corporate purposes.

NASDAQ Capital Market	SAPX
Lock-Up Agreements
All of our officers and directors have agreed that, for a period of six months following completion of this offering, they will be subject to a lock-up agreement prohibiting any sales or hedging transactions of our securities owned by them. See “Lock-Up” on page [--].

Risk Factors
The securities offered by this prospectus are speculative and involve a high degree of risk, and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page [--].

(1) Excludes a total of 1,700,000 ordinary shares comprised of (i) 1,000,000 ordinary shares to be returned to us in connection with an advance to the Seven Arts Employee Benefit Trust and (ii) 700,000 shares to be returned to us in connection with the repayment of a loan.  See “Use of Proceeds.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following sets forth a summary of consolidated profit and loss statement  for the fiscal period ended  June 30, 2008 (15 months) and each of the fiscal years ended March 31, 2007, and March 31, 2006 and March 31, 2005, and a summary of the consolidated balance sheet at the end of these periods, all of which  have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary of profit and loss statements for the  six-month periods ended December 31, 2008 and September 30, 2007, and a summary of the consolidated balance sheet at the end of these periods, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical financial and operating information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this prospectus.

The historical results included below and elsewhere in this prospectus are not indicative of our future performance.

Summary Financial Data
(in $ 000’s, except per share data)

Summary Profit and Loss Statements (1)	Six Months Ended Dec 31, 2008 (unaudited)		Six Months Ended Sept 30, 2007 (unaudited)	Fiscal Period Ended June 30, 2008 (15 months)		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006 (Restated)		Fiscal Year Ended March 31, 2005 (Restated)
Under UK GAAP

Revenues	$6,610		$1,889	$17,767		$11,208	(2)	$13,168		$4,297
Income/(Loss) from Operations	$2,568		$1,101	$2,035		$3,616	(2,3)	$942		($9,501)
Net Income/(Loss)	$1,691		$366	$4,009		$1,842	(3)	$181	(3)	($14,145)
Weighted Average Primary Shares Outstanding (4)	5,204.2		4,480.7	4,715.1		2,694.9		2,636.8		1,793.0
Weighted Average Fully Diluted Shares Outstanding (4)	9,097.6		8,320.7	8,632.9		7,454.1		7,436.8		4,239.0

Net Income/(Loss) Per Share (c) (4)	32		8.17	85		68		7		(789)
Net Income/(Loss) Per Fully Diluted Share (c) (4)	19		4	46		25		2.43		(789)

Under US GAAP

Revenues	$6,610		$1,889	$17,767		$9,585		$13,168		$4,297
Income/(Loss) from Operations	$2,569		$1,100	$2,036		$2,228		$1,255	(3)	($9,501)
Net Income/(Loss)	$1,691		$366	$4,009		$2,077		$495	(3)	($12,274)

Earnings Per Share (c) (4)	32		8	85		77		19		(685)
Fully Diluted Earnings Per Share (c)(4)	19		4	46		28		7		(685)

Summary Balance Sheet
Under UK GAAP

Short-Term Debt	$22,435	(7)	$ 7,069	$253,095	(7)	$7,826		$3,628		$7,822
Long-Term Debt	$2,833		$23,732	$6,752		$12,373		$12,624		$4,250

Total Assets	$228,053	(7)	$49,423	$424,971	(7)	$37,612		$28,441		$18,034

Shareholders’ Funds (5)	$8,342		$10,353	$13,795		$8,936		$4,927		$5,081

Under US GAAP

Short-Term Debt	$22,435	(7)	$7,069	$253,095	(7)	$7,826		$3,628		$7,822
Long-Term Debt (5)	$5,349		$27,307	$10,252		$15,805		$17,828		$9,919
Convertible Redeemable Preference Shares (6)	$945		$5,669	$5,669		$5,669		$5,669		$5,669

Total Assets	$228,053	(7)	$49,423	$424,972	(7)	$37,847		$28,755		$18,034

Shareholders’ Equity (5,6)	$4,881		$1,110	$4,627		$70		($5,632)		($6,257)

(1)
We changed our fiscal year end from March 31 to June 30 for the fiscal period ending June 30, 2008. The unaudited six-month results compare the first six months of the fiscal year ending June 30, 2009 with the first six months of the fiscal period ended June 30, 2008.

(2)
UK GAAP records the $1,623,000 attributable in fiscal year 2007 from the settlement of debt as revenue whereas under US GAAP it is a below the line item.  Other differences between revenue recognition under UK GAAP and US GAAP arise from differing treatments of film amortization.

(3)
Differences in net income reflect certain adjustments in the treatment of film amortization under UK GAAP and US GAAP for fiscal 2006 and 2007.  These differences are not recurring. (See “Financial Statements - Appendix A – Reconciliation to US GAAP”).

(4)
The attached financial statements, prepared under UK GAAP, show income per share figures calculated using the weighted average number of shares outstanding in each period. As a 5 for 1 reverse stock split occurred on the last day of the December 31, 2008 financial period, the income per share figures for the periods to March 31, 2005, 2006 and 2007 and the period to June 30, 2008 do not reflect the 5 for 1 reverse stock split in those statements. The income per share figures in the table above have been adjusted from the figures shown in the financial statements to show the effect of the 5 for 1 reverse stock split as if it had occurred on the first day of the earliest period shown, being the period ended March 31, 2005.

(5)
Convertible subordinated debentures owed to Langley Park Investment Trust PLC are treated as Long-Term Debt under US GAAP and as Shareholders’ Funds under UK GAAP. As of December 31, 2008, June 30, 2008, September 30, 2007, and March 31, 2007, the amount of such debentures outstanding was approximately $3,432,450. As of March 31, 2005 and March 31, 2006, the outstanding amount was approximately $5,203,800.

(6)
Shareholders’ equity under US GAAP does not include either the Langley Park Investment Trust PLC. Debentures (note (5)), or the Armadillo Investments PLC redeemable preference shares (approximately $5,669,000 in all periods, except for the six months ended December, 31 2008, when such amount was approximately $945,000).

(7)
In May 2008, we completed a transaction with Zeus Partners LLP that raised capital for investment into the production and distribution costs of our existing and future motion picture productions and acquisitions. The total investment raised was approximately $268,000,000. Substantially all of the net proceeds from that transaction received by us, which totaled approximately $17,000,000, were accounted for as a reduction in the carrying value of our film costs on the balance sheet.

Accounting for the Zeus investments has resulted in the recognition of substantial assets and liabilities arising from the related financing arrangements. These assets and liabilities are essentially offsetting. The impact of the Zeus investments as of June 30, 2008 was to increase cash by approximately $113,000,000, to increase current receivables by approximately $226,000,000, to increase deferred income by approximately $113,000,000 and to increase short term debt by approximately $226,000,000. The impact of the Zeus investments as of December 31, 2008 was to increase current receivables by approximately $170,000,000 and to increase deferred income by approximately $170,000,000. The remaining amounts relating to the Zeus investment will be entirely eliminated from our balance sheet on or before May 31, 2009.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities. The statements contained in or incorporated into this offering that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our success depends on certain key employees.

Our success depends to a significant extent on the performance of a number of senior management and other key employees, including production and creative personnel. We particularly depend upon our Chief Executive Officer, Peter Hoffman, whose employment agreement grants him the right, as long as he is employed by us, to approve or control all artistic and business decisions regarding motion pictures that we acquire, produce or distribute. As a result, our success depends to a significant extent on Mr. Hoffman’s creative and business decisions regarding the motion pictures we acquire, produce and distribute.

We do not have any "key person" life insurance for any of our officers or directors. We have entered into employment agreements with our top executive officers.  These agreements entitle us to possible injunctive relief for breach of the agreements but do not include any “non-compete” covenants. These agreements cannot assure us of the continued services of such employees. In addition, competition for the limited number of business, production and creative personnel necessary to create and distribute our entertainment content is intense and may grow in the future. Our inability to retain or successfully replace where necessary members of our senior management and other key employees could have a material adverse effect on our business, results of operations and financial condition.

Our interests may conflict with those of our Chief Executive Officer.

We have entered into a series of agreements with Mr. Hoffman and his affiliated companies which may result in our interests differing from theirs (see “Certain Related Transactions”).  One of these agreements concerns a financing arrangement that Seven Arts Pictures, Inc. (“SAP”), a company controlled by Mr. Hoffman, entered into with Cheyne Specialty Finance Fund L.P. (“Cheyne”) for the production of our movies which has been secured with (i) the motion picture assets on six of our motion pictures and (ii) 1,607,000 of our ordinary shares beneficially owned by Mr. Hoffman.  We intend to use approximately $1,000,000 from the proceeds of this offering to satisfy the obligations under this financing arrangement, and as a result, we would retain our rights to the motion picture assets that were used to secure the financing and SAP would maintain its control position in our company.  Satisfying the obligations under this financing arrangement may provide divergent benefits to us and to Mr. Hoffman. Other agreements that we have entered into with Mr. Hoffman and his affiliates that may result in conflicts of interest include his employment agreement which grants him rights to produce certain “remakes“ and “sequels” to our motion pictures and an Intercompany Agreement which provides that SAP will own limited liability companies in the United States, with all distribution rights and profits thereof for our account and provide other services for our account and by which has SAP assigned to us any results and proceeds arising from services performed by SAP on our behalf.  See “Certain Related Transactions.”

Our failure to repay obligations under the Arrowhead Loan and Cheyne Loan could result in the loss of assets that we pledged and the loss of our Chief Executive Officer’s beneficial interest in our ordinary shares.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of our  controlling shareholders and a company controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  We secured the Arrowhead Loan with liens on twelve motion pictures that generated revenues of over $3,700,000 in the fifteen month fiscal period ended June 30, 2008. The Arrowhead Loan is recorded in our audited financial statements as a $8,300,000 liability as of December 31, 2008.  Our only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. We are not required to repay the Arrowhead Loan from any of our other assets or revenues.

SFF is currently in payment default on the Arrowhead Loan. Since the Arrowhead Loan is now due, Arrowhead may foreclose on the pledged film assets. Arrowhead sent SFF a notice of default in February 2009 but has not yet sought to recover any of the pledged film assets which we continue to distribute. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of our rights to twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

We also obtained financing of an aggregate of approximately $7,500,000 from Arrowhead Consulting Group LLC (“ACG”) for $1,000,000 and Cheyne for $6,500,000 ("Cheyne Loan") at a rate of interest of 19% and 18% per annum, respectively.  SAP, one of our controlling shareholders and a company controlled by Mr. Hoffman, our Chief Executive Officer, secured the ACG Loan and the Cheyne Loan with 1,607,000 of our ordinary shares beneficially owned by Mr. Hoffman (representing approximately 23% of our outstanding shares), and we secured ACG Loan and the Cheyne Loan with liens on six motion pictures that generated revenues of approximately $2,982,000 in the fifteen month fiscal period ended June 30, 2008, plus a second position security interest in the motion pictures pledged under the Arrowhead Loan. The Cheyne Loan matured on September 30, 2007. We repaid all sums then due to Cheyne, a sum of approximately $6,500,000, on or about April 2008, and received an assignment from Cheyne of their senior secured position on the film assets, including Cheyne’s subordination agreement with ACG.

ACG has demanded payment of the ACG Loan. Failure to repay or refinance the ACG Loan could result in the loss of our rights to six motion pictures and our Chief Executive Officer, through his interest in SAP, could lose his equity position in our company.

We face substantial capital requirements and financial risks.

Our business requires a substantial investment of capital.  The production, acquisition and distribution of motion pictures require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues or tax credits derived from the production of our motion pictures. This time lapse requires us to fund a significant portion of our capital requirements from various financing sources. We cannot be certain that we can continue to successfully implement these financing arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures. We currently employ a variety of structuring techniques, including debt or equity financing, in an effort to achieve our investment objectives. We cannot be certain that we will be able to negotiate structures which accomplish our objectives. We intend to increase (through internal growth or acquisition) our production slate or our production budgets, and if we do, we will be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

The costs of producing and marketing feature films have steadily increased and may further increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.  The costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a higher rate than increases in either the number of domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue, and the revenues from such sources may not be sufficient to offset an increase in the cost of motion picture production. If we cannot successfully exploit these other media, it could have a material adverse effect on our business, results of operations and financial condition.

Budget overruns may adversely affect our business.  Our business model requires that we be efficient in the production of our motion pictures. Actual motion picture production costs often exceed their budgets, sometimes significantly. The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a motion picture incurs substantial budget overruns, we may have to seek additional financing from outside sources to complete production. We cannot assure you that such financing on terms acceptable to us will be available, and the lack of such financing could have a material adverse effect on our business, results of operations and financial condition.

In addition, if a motion picture production incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations and financial condition. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and, thus, the overall financial success of such film. Budget overruns could also prevent a picture from being completed or released. Although none of these events has occurred to us to date, any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

A substantial number of our motion pictures did not generate enough revenue to satisfy financing obligations secured by those motion pictures, and our future motion pictures may not generate enough revenue to satisfy obligations entered into to finance their production.

We have obtained financing for most of our motion pictures and secured those financings with the assets from those and other motion pictures. If we are unable to generate sufficient revenues to repay those obligations under the terms of the financings, we lose those motion picture assets and any future revenues that we could derive from those assets.  As noted, the revenues of the 12 and 6 motion pictures securing the Arrowhead Loan and the ACG Loan, respectively, have not met our estimates, and as a result, we have not been able to repay those loans in the periods set out in those loans.  If we are unable to amend the terms of those loans or satisfy them otherwise, we could lose those motion picture assets.  We cannot assure you that a failure to repay these obligations will not make the terms of future financings more onerous or prohibitive.  We also cannot assure you that our estimates of revenues from motion pictures securing any other current or future financings will be accurate, and that we will be able to satisfy those financings with the revenues from the motion pictures securing those financings. The loss of motion picture assets as a result of any such default would adversely affect our business.

Our revenues and results of operations may fluctuate significantly.

Revenues and results of operations are difficult to predict and depend on a variety of factors.  Our revenues and results of operations depend significantly upon the performance of the motion pictures that we license for distribution, which we cannot predict with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. Furthermore, largely as a result of these predictive difficulties, we may not be able to achieve analysts’ projected earnings. Revisions to projected earnings could cause investors to lose confidence in us, which in turn could materially and adversely affect our business, our financial condition and the market value of our securities.

Accounting practices used in our industry may accentuate fluctuations in operating results.  In addition to the cyclical nature of the entertainment industry, our accounting practices (which are standard for the industry) may accentuate fluctuations in our operating results. While such fluctuations have not occurred to date, we may in the future experience such fluctuations due to industry-wide accounting practices. In accordance with U.K. and U.S. generally accepted accounting principles and industry practice, we amortize film and television programming costs using the “individual-film-forecast” method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

Revenue earned by title in the current period
Estimated total revenues by title

and compare to amortization recorded to date. If the current calculation provides a higher number than the amortization that we have recorded to date, we charge the difference to the profit and loss account and vice versa if the calculation provides a lower number. We review, and revise when necessary, our total revenue estimates on a title-by-title basis at least every six months. This review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In addition, we are required to expense film advertising costs as incurred, but are also required to recognize the revenue from any motion picture over the entire revenue stream expected to be generated by the individual picture.

We depend on a limited number of projects, and the loss or failure of a major project could have a material adverse effect on our business. Our revenue is generated from a limited number of films.  Films that we develop, finance, or license for distribution vary due to the opportunities available to us and to targeted audience response, both of which are unpredictable and subject to change.  The loss or failure of a major project could have a material adverse effect on our results of operations and financial condition as well as on the market price of our securities.  We cannot assure you that any project we undertake or participate in will be successful.

We rely upon pre-sales, advances and guarantees.

We attempt to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of our motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of our motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of our motion pictures or our Company's operations.  While the licensing of distribution rights in exchange for advances and guarantees reduces our risk with respect to unsuccessful films, it may also result in our receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower or no advances and guarantees to us but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor. We believe the international “pre-sale” market has become increasingly difficult to navigate resulting in fewer “pre-sales” with lower minimum guarantees, and this situation may continue for the indefinite future. As the international marketplace for motion pictures demands increasingly costly motion pictures, we cannot be certain that the amount of advances and guarantees which we anticipate generating on a given film project will be greater than or equal to our cost of producing such motion picture.

In today's rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of our operating expenses, even if greater than our direct cost of producing a specific film, will not be sufficient to provide us with a significant return on our invested capital. Should we incur higher than expected overhead or production expenses, that amount may not be sufficient to provide a return of all or substantially all of our invested capital.  To the extent that we do not produce one or more films that generate overages for us, there may be a material adverse effect upon our Company and the potential for returns on, and even the return of, our capital.

Our executive officers, directors and principal shareholders will continue to control our company after the offering.

After this offering, our directors, executive officers, entities affiliated with our directors and our executive officers and our principal shareholders will beneficially own in the aggregate approximately 52.3% of our outstanding ordinary shares. Accordingly, these persons, acting together, will have the ability to substantially influence all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and affairs. Accordingly, the concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if that transaction would be beneficial to other shareholders.

Additionally, we have entered into an Intercompany Agreement with SAP, a company controlled by our Chief Executive Officer, Peter Hoffman. Pursuant to the Intercompany Agreement, we granted SAP the power and authority to enter into agreements on our behalf.  Although under the terms of the agreement, SAP is not to take any actions on our behalf without our approval, in practice we have not required SAP to receive our prior approval.  If our board of directors continues to allow SAP to take actions under this agreement without board approval, SAP and, indirectly, Peter Hoffman will have a level of control over our operations that exists outside of our management structure.

We have a limited operating history.

Our predecessor was formed in 1992, and later transferred all its motion picture assets to SAP, one of our controlling shareholders and a company controlled by Peter Hoffman, our Chief Executive Officer, in October, 2002. SAP acquired control of our company in September 2004 by a transfer of all its motion picture rights to Seven Arts Filmed Entertainment Limited, our wholly owned subsidiary. Although our predecessors have a more extensive operating history, our company began operations in its current form and business strategy in September, 2004. As a result, investors will have only a limited period of motion picture operations to evaluate our performance.

We currently lack a credit facility.

We do not have any credit facility with respect to financing production of our motion pictures.  We have primarily depended upon financing arrangements tied to specific motion pictures for the funding of our productions.  Given the tightening of credit markets, we are seeking to establish a credit facility to provide us with more flexibility in the funding of our productions or operations. We cannot assure you that we can secure a credit facility or that, if we secure a credit facility, the terms will be favorable to us.

We face risks from doing business internationally.

We distribute motion pictures outside the United States through third-party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws,

•	changes in local regulatory requirements, including restrictions on content,

•	differing cultural tastes and attitudes,

•	differing degrees of protection for intellectual property,

•	financial instability and increased market concentration of buyers in foreign television markets, including in European pay television markets,

•	the instability of foreign economies and governments and
•	war and acts of terrorism.
 Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-U.S. sources, which could have a material adverse effect on our business, financial condition and results of operations.

Amendments to current laws and regulations governing our operations could have a material adverse impact on our business.

Our operations are subject to substantial government regulation, particularly regulations governing the use of tax credits granted during film production in Louisiana, the United Kingdom, Canada and Hungary. We receive a substantial portion of the financing for our motion picture production from tax credits and other tax preferred financings. Amendments to current laws and regulations governing these tax credits or other aspects of our business, including intellectual property and censorship laws, could increase our costs of operations, reduce our revenues, jeopardize the ownership of certain assets or increase the cost of financing our motion pictures. Tax regulations, intellectual property laws or other rules and regulations affecting our business may be changed in a manner which may adversely affect us and our ability to operate our business plan.

The production of a larger budget motion picture may adversely affect our operating results.

Historically, we have primarily produced motion pictures with budgets of between $5 million and $15 million.  We may occasionally produce a motion picture with a larger budget of between $30 million and $50 million.  To produce such a motion picture, we believe that we will need to co-produce such motion pictures with major studios and ensure a studio-wide release and a commitment to cover P&A costs or with one or more other independent production companies.  To date, we have not produced or co-produced a motion picture with a budget in that range.  We cannot assure you that we can successfully produce and distribute motion pictures in that budgetary range, that we can find a major studio to co-produce such motion pictures or that we can secure a studio-wide release or a commitment from a studio to cover P&A costs.

We may not be able to execute our distribution strategy with CineWorks Media, LLC.

We intend to make an investment from our working capital of up to $3,000,000 of equity in CineWorks Media, LLC, if it completes its current private placement offering, representing less than 10% of CineWork’s equity. If CineWorks is formed as was most recently described to us, it will be an independent distributor of rights of motion pictures in the United States and Canada. We intend to have CineWorks Media distribute some or all of our motion pictures in the United States and Canada. CineWorks Media will be managed separately from us. We cannot guarantee you that we will be able to successfully invest in CineWorks Media, that we will be able to enter into a distribution arrangement on acceptable terms with CineWorks Media or that CineWorks will successfully become a distributor of motion picture rights and we will be able to recoup our investment. A failure of any of the above may result in us being unable to execute our proposed change in our distribution strategy in the United States and Canada and losing any investment that we may make in CineWorks.

Risks Relating to Our Industry

Our success depends on external factors in the motion picture industry.

Our success depends on the commercial success of motion pictures, which is unpredictable.  Operating in the motion picture industry involves a substantial degree of risk. Each motion picture is an individual artistic work, and inherently unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our motion pictures depends on many factors, including public reception, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of our motion pictures also depends upon the quality and acceptance of motion pictures that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

In addition, because a motion picture’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot assure you that our motion pictures will obtain favorable reviews or ratings, or that our motion pictures will perform well at the box office or in ancillary markets. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Changes in the United States, global or regional economic conditions could adversely affect the profitability of our business.  The current severe decrease in economic activity in the United States or in other regions of the world in which we do business could adversely affect demand for our films, thus reducing our revenue and earnings. A decline in economic conditions could reduce performance of our theatrical, television and home entertainment releases. In addition, an increase in consumer costs generally, or consumer costs in a particular sector of the entertainment industry, could result in a shift in consumer demand away from the entertainment we offer, which could also adversely affect our revenues and, at the same time, increase our costs.

Distributors’ failure to promote our programs may adversely affect our business.  Licensed distributors’ decisions regarding the timing of release and promotional support of our motion pictures and related products are important in determining the success of these pictures and products. We do not control the timing and manner in which our licensed distributors distribute our motion pictures. Any decision by those distributors not to distribute or promote one of our motion pictures or related products or to promote our competitors’ motion pictures or related products to a greater extent than they promote ours could have a material adverse effect on our business, results of operations and financial condition.

We could be adversely affected by strikes, potential strikes or other union job actions.  We directly or indirectly depend upon highly specialized union members who are essential to the production of motion pictures. A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt our ongoing production activities. In November 2007, the members of the Writer’s Guild of America went on strike, and a new agreement was not approved until February 2008. Additionally, the Directors Guild of America and Screen Actors Guild (“SAG”) collective bargaining agreements expired in 2008, and while an agreement has been reached with the Directors Guild, negotiations with SAG, which agreement expired on June 30, 2008, are ongoing. A SAG or other union strike or action, depending on the length of time, could cause a delay or interruption in our production and release of new motion pictures, which could have a material adverse effect on our business, results of operations and financial condition.

Even if SAG does not call a strike, the threat of a strike may delay production.  Starting in June 2008, SAG provided certain independent production companies with guaranteed completion contracts, or waivers, that would allow those companies to proceed with the production of specified motion pictures in the event of a strike by SAG.  In January 2009, SAG announced that it would not provide any more waivers.  Almost all financing of the production of motion pictures by independent production companies involves third parties providing film production completion bonds to guarantee the repayment of the financings upon the abandonment of production if certain conditions are met.  Such film completion bonds do not provide for the repayment of the financing if a production is abandoned due to a strike.  Without such waivers and in view of a potential strike, there may be dramatically less financing of the production of motion pictures by independent production companies as it will be difficult or impossible to obtain a film production completion bond, and it may be too risky to start films where production could be interrupted by a strike.

We face substantial competition in all aspects of our business.

We are smaller and less diversified than many of our competitors.  As an independent distributor and producer, we constantly compete with major U.S. and international studios and independent producers and distributors. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture operations. In addition, the major studios and larger independent producers and distributors have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios and larger independent producers and distributors may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. Our inability to compete successfully could have a material adverse effect on our business, results of operations and financial condition.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.  The number of motion pictures released by our competitors may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. For this reason, and because of our more limited production and advertising budgets, generally provided by third party distributors, we typically do not release our films during peak release times, which may also reduce our potential revenues for a particular release. Moreover, we cannot guarantee that we can release all of our films when they are otherwise scheduled. In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio may force us to alter the release date of a film because we cannot always compete with a major studio’s larger promotion campaign. Any such change could adversely impact a film’s financial performance. In addition, if we cannot change our schedule after such a change by a major studio because we are too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of our film. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

The limited supply of motion picture screens compounds this product oversupply problem. Currently, a substantial majority of the motion picture screens in the United States typically are committed at any one time to only ten to fifteen films distributed nationally by major studio distributors. In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release a picture may decrease. If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion pictures may also decrease, which could have a material adverse effect on our business, results of operations and financial condition.

DVD sales have been declining, which may adversely affect our growth prospects and results of operations.

Several factors, including weakening economic conditions, the deteriorating financial condition of major retailers, the maturation of the DVD format, increasing competition for consumer discretionary spending and leisure time, piracy and increased competition for retailer shelf space, are contributing to an industry-wide decline in DVD sales both domestically and internationally. The high definition format war between the HD DVD and Blu-ray formats ended in February 2008 with Toshiba Corporation’s announcement of its decision to discontinue its HD DVD businesses; however, reduced consumer discretionary spending in a challenging economic environment, may slow widespread adoption of the Blu-ray format or lead consumers to forego adopting a high definition DVD format altogether, which would adversely affect DVD sales. DVD sales also may be negatively affected as consumers increasingly shift from consuming physical entertainment products to digital forms of entertainment. The motion picture industry faces a challenge in managing the transition from physical to electronic formats in a manner that continues to support the current DVD business and its relationships with large retail customers and yet meets the growing consumer demand for delivery of motion pictures in a variety of electronic formats. We cannot assure you that home video wholesale prices can be maintained at current levels, due to aggressive retail pricing, digital competition and other factors. In addition, in the event of a protracted economic downturn, reduced consumer discretionary spending could lead to further declines in DVD sales. A decline in DVD sales may have a disproportionate affect on us and our results of operations as a number of our releases only have a limited theatrical release or are released direct-to-DVD.

We must successfully respond to rapid technological changes and alternative forms of delivery or storage to remain competitive.

Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our business. Examples of such advances in technologies include video-on-demand, new video formats and downloading and streaming from the internet. An increase in video-on-demand could decrease home video rentals. Similarly, further increases in the use of portable digital devices that allow users to view content of their own choosing while avoiding traditional commercial advertisements could adversely affect our revenues. Other larger entertainment distribution companies will have larger budgets to exploit these growing trends. We cannot predict how we will financially participate in the exploitation of our motion pictures through these emerging technologies or whether we have the right to do so for certain of our library titles. If we cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations and financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We are not a member of the Motion Picture Association of America (“MPAA”) as are the major studios and as a result we cannot rely on MPAA resources to prevent piracy and copyright infringements. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We also distribute our products in other countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations and financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations and financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations and financial condition.

Others may assert intellectual property infringement claims against us.

One of the risks of the film production business is the possibility that others may claim that our productions and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. We may receive in the future claims of infringement or misappropriation of other parties’ proprietary rights, although we have had to date been served with only one such claim which was settled on favorable terms. Any such assertions or claims may materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot assure you, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all.

Our business involves risks of liability claims for media content, which could adversely affect our business, results of operations and financial condition.

As a licensor of media content, we may face potential liability for:

•	defamation,

•	invasion of privacy,

•	negligence,

•	copyright or trademark infringement (as discussed above), and

•	other claims based on the nature and content of the materials distributed.

These types of claims have been brought, sometimes successfully, against producers and licensors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations, and financial condition.

Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet. The proliferation of unauthorized copies of these products has had and will likely continue to have an adverse effect on our business, because these unauthorized pirated copies reduce the revenue we receive from our products. Additionally, to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, whose legal systems may make it difficult for us to enforce our intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, we cannot assure you that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue that we realize from the international exploitation of motion pictures. If no embargoes or sanctions are enacted, or if other measures are not taken, we may lose revenue as a result of motion picture piracy.

There is a potential for disputes and litigation in the motion picture business.

The motion picture business is more subject to disputes and litigation than comparable businesses.  There is a risk of disputes and litigation with financiers, competitors, putative rights owners, unions, producers and other talent, and with distributors.  We cannot assure you that we will prevail in the event of any disputes or litigation.  We have failed to prevail in an arbitration regarding 9 ½ Weeks II, which could result in payment by us of as much as $650,000.

Risks Relating to this Offering and Our Shares

We have not paid dividends to date and do not intend to pay any dividends in the near future.

We have never paid dividends on our ordinary shares and presently intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our shares.

If you purchase ordinary shares, you will incur immediate and substantial dilution from the price you pay.

The offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after the offering. If you purchase ordinary shares in this offering, you will incur immediate and substantial dilution in the net tangible book value per ordinary share from the price you pay. At an offering price of $_____ per ordinary share, you will experience a net asset value dilution per ordinary share of $____ in comparison to our net asset value per share at December 31, 2008 of $1.38.

The exercise of stock options, the conversion of redeemable debentures, or preference shares or the later sales of our ordinary shares may further dilute your ordinary shares.

We have granted approximately 510,000 stock options, issued redeemable debentures convertible into a maximum of 1,400,000 ordinary shares, issued preference shares convertible into up to 400,000 ordinary shares and issued a debenture convertible into 838,574 ordinary shares. The issuance of any ordinary shares pursuant to exercise of such options, redemption of the debentures and redemption of the preference shares would be at per share price below the offering price in this prospectus would dilute the interest of persons acquiring ordinary shares in this offering.

Our Board of Directors is authorized to sell additional ordinary shares, or securities convertible into ordinary shares, if in their discretion they determine that such action would be beneficial to us. Any such issuance below the offering price of the ordinary shares in this prospectus would dilute the interest of persons acquiring ordinary shares in this offering.

Our articles of association provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to our Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by us.  The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

As a "foreign private issuer,” you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

We are a foreign private issuer, and the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934.  We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.  In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the U.S. Securities and Exchange Commission.  Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Securities Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions.

Our share price may be volatile, and you may not be able to sell your ordinary shares at or above the public offering price.

The stock market in general, and the market for motion picture stocks in particular, has experienced extreme price and volume fluctuations. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, irrespective of our actual operating performance. Additional factors which could influence the market price of our ordinary shares include statements and claims made by us and other participants in our industry and public officials. The public offering price for the ordinary shares may not be above that which will subsequently prevail in the market.

If large amounts of our shares held by existing shareholders are sold in the future, the market price of our ordinary shares could decline.

The market price of our ordinary shares could fall substantially if our existing shareholders sell large amounts of our ordinary shares in the public market following this offering. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity-related securities if we need to do so in the future to address then-existing financing needs. U.S. federal securities laws requiring the registration or exemption from registration in connection with the sale of securities limit the number of ordinary shares available for sale in the public market. In addition, lock-up agreements that restrict us, our directors and officers and certain of our existing shareholders from selling or otherwise disposing of any ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters’ representative also restrict sales of our ordinary shares. The underwriters’ representative may, however, in its sole discretion and without notice, release all or any portion of the ordinary shares from the restrictions in the lock-up agreements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

USE OF PROCEEDS

We estimate the gross proceeds from the offering, prior to deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $___ million (approximately $ _______ if the representative’s warrants are exercised in full).  This estimate is based on an assumed offering price of $____ per share.  A $1.00 increase or decrease in the assumed offering price of $___ per share would increase or decrease the gross proceeds to us from this offering by $2.5 million.

Based on an assumed offering price of $____ per share, we estimate that we will receive net proceeds of $_____ million from the sale of 2,500,000 shares being offered at an assumed public offering price of $___ per share, after deducting $________ for underwriting discounts and commissions and our underwriters’ non-accountable expense allowance and estimated expenses of approximately $_________, which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares. If the underwriters exercise their right to purchase an additional 375,000 ordinary shares from the selling shareholder to cover over-allotments, we will not receive any additional proceeds, and if the underwriters’ representative exercises its warrants to purchase 125,000 ordinary shares, we will receive an additional $ _______ after deducting estimated expenses.

Assuming no exercise of the representative’s warrants, we intend to use the net proceeds of the offering as follows:

	Application of	Percentage of
	Net Proceeds	Net Proceeds

Reduction of Indebtedness	$11,150,000		%
Working capital	$		%
Total		$100%

The amounts actually spent by us for any specific purpose may vary significantly. Accordingly, our management has broad discretion to allocate the net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

We intend to use $11,150,000 of the proceeds to reduce our indebtedness by:

•
$1,500,000 to advance funds to the Seven Arts Employee Benefit Trust (“EBT”) (see “Management – Compensation – Seven Arts Employee Benefit Trust” for a description of the EBT) for repayment of indebtedness due by the EBT to a third party that we have guaranteed. In exchange for the advance and the forgiveness of other obligations owed by EBT to us, EBT will return to us 1,000,000 of our ordinary shares as well as the remaining 500,000 convertible preference shares held by EBT.

•
$1,650,000 to pay a settlement amount to ApolloMedia which will also result in the return to us of an additional 700,000 of our ordinary shares. (See “Certain Related Transactions” for a discussion of the settlement with ApolloMedia).

•
$1,500,000 through the repayment of the Trafalgar Capital Special Investment Fund Term Loan  used in part as advances by us to the Seven Arts Employee Benefit Trust for the acquisition of all preference shares owned by Armadillo Investments plc. (See “Certain Related Transactions” for a discussion of the Employee Benefit Trust).

•	$5,500,000 through the repayment of our loan due to A-Mark Pictures in connection with the financings of American Summer (aka The Pool Boys) and Autopsy.

•
$1,000,000 through the repayment of our loan due to ACG in connection with the financings of Noise and Deal which will release the lien on those motion picture assets as well as our Chief Executive Officer’s ordinary shares of our company securing the ACG Loan.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008 both on a current basis and on a pro forma as adjusted basis to give effect to the sale of 2,500,000 ordinary shares in this offering at an assumed initial public offering price of $____ per share, which is the midpoint of our expected offering range, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us and application of net proceeds.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2008

Indebtedness:	Current - $	As Adjusted - $ (1)
Bank and other production loans current	$18,435,471	$11,935,471
Bank and other production loans long term	$4,000,000	$4,000,000
Trafalgar Capital Special Investment Fund	$1,500,000	$0
Langley Convertible Subordinated Debenture	$2,516,150	$2, 516,150

Shareholder Funds (UK GAAP) (2)	$8,342,056

Ordinary Shares
Total Shares Issued and Outstanding (3)	6,893,300	7,693,300
Total Shares Authorized	102,636,800	102,636,800

(1)
The as adjusted column does not assume the exercise of any of the representative’s warrants. $1.00 increase (decrease) in the assumed offering price of $____ per share would increase (decrease) by approximately $____ million the as adjusted shareholder funds, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable to the underwriters and the estimated offering expenses payable by us.

(2)
Shareholder Funds include the Langley Convertible Subordinated Debenture which has no maturity date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources” for a discussion of the Langley Convertible Secured Debentures.

(3)
This “as adjusted” data assumes the return to us of 1,000,000 ordinary shares from the Employee Benefit Trust as discussed in the section entitled “Certain Related Transactions,” and the return to us of 700,000 ordinary shares issued to SAP and thereafter pledged to ApolloMedia upon repayment of indebtedness.

DILUTION

As of December 31, 2008, we had a net tangible book value of $3,133,733 or $0.45 per share.   Net tangible book value represents our total tangible assets (including investment in film rights and materials as per note 2 below), less all liabilities, and goodwill, and net tangible book value per ordinary share represents the net tangible book value divided by the number of shares of ordinary shares outstanding. Without taking into account any changes in such net tangible book value after December 31, 2008, other than to give effect to our sale of 2,500,000 ordinary shares offered hereby, the pro forma net tangible book value per share at December 31, 2008 would have been $____. This amount represents an immediate increase in tangible net book value of $___ per share to our current shareholders and an immediate dilution in net book value of $____ per share to new investors purchasing shares in this offering as illustrated in the following table:

Public offering price per share (1)	$	____
Net tangible book value per ordinary share before the offering (2)		$0.45
Increase in tangible net book value per ordinary share attributable to new investors (after deduction of the estimated underwriting discount and other offering expenses)	$	____
Pro forma net tangible book value per ordinary share after the offering (3)	$	____
Dilution per share to new investors (determined by subtracting the adjusted net tangible book value after the offering from the amount of cash paid by a new investor for one ordinary share)	$	____

(1)	We use an offering price of $___ per share, which is the high point of our offering range, to give the most dilutive effect to the transaction.
(2)
Although investment in film rights and materials are considered intangible assets for accounting purposes in the United Kingdom, our directors believe that these rights can be sold separately from our business and that the recovery of the book value of these assets is not subject to significant uncertainty or illiquidity. As a result, the investment in film rights and materials are considered tangible assets for dilution purposes which is consistent with US GAAP.

(3)	Does not include 125,000 ordinary shares issuable upon the exercise of the representative’s warrants.

The following table sets forth, on a pro forma basis as of December 31, 2008, the number of ordinary shares we have issued, the total consideration paid and the average price per share paid by the existing shareholders and by the new investors, assuming in the case of new investors a public offering price of $____, before deductions of the underwriting and other offering expenses:

	Shares Purchased	Percent	Total Consideration Amount (in 000’s)		Percent	Average Price Per Share (1)

Existing Shareholders	______	__ %	$	______	__ %	$	___
New Investors (2)	________	__ %	$	_____	__ %	$	____
Total	______	100%	$	_____	100%	$

(1) We use an offering price of $___ per share in order give the most dilutive effect to the transaction.
(2) Does not include 125,000 ordinary shares issuable upon the exercise of the representative’s warrants.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following sets forth a summary of consolidated profit and loss statement for the fiscal period ended June 30, 2008 (15 months) and each of the fiscal years ended March 31, 2007, and March 31, 2006 and March 31, 2005, all of which have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary of profit and loss statements for the six-month periods ended December 31, 2008 and September 30 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical financial and operating information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto and the other financial information included elsewhere in this prospectus.

While operating under the name Cabouchon plc, we acquired all the business assets of Seven Arts Pictures Inc. ("SAP"), a company controlled by Peter Hoffman, our Chief Executive Officer, in an Asset Transfer Agreement dated September 2, 2004 through a newly formed subsidiary, Seven Arts Filmed Entertainment Limited, for more than 80% of our ordinary shares.  After the asset transfer, we changed our name from Cabouchon plc to Seven Arts Pictures plc and all of our then existing jewelry business assets were transferred to Ms. Julie Wing for her assumption of all indebtedness associated with that business. For purposes of US GAAP in the adjustments to US GAAP below, SAP is treated as the acquiring corporation in a reverse acquisition of Cabouchon plc.  However, we do not have available to us the financial information of SAP and its subsidiaries for the fiscal years ended March 31, 2003 and March 31, 2004 or for the short period from April 1, 2004 to September 4, 2004 and therefore this information has not been included in this prospectus or the financial statements included herein.

The selected financial data for the fiscal year ended March 31, 2005 reflects the jewelry business of Cabouchon plc for the period of April 1, 2004 to September 30, 2004.  For the balance of that fiscal year to March 31, 2005, the selected financial data for this fiscal year reflects the results of SAP's business assets recorded under the purchase method of accounting.

The historical results included below and elsewhere in this prospectus are not indicative of our future performance.

Selected Financial Data
(in $ 000’s, except per share data)
Summary Profit and Loss Statements (1)	Six Months Ended Dec 31, 2008 (unaudited)		Six Months Ended Sept 30, 2007 (unaudited)	Fifteen Month Fiscal Period Ended June 30, 2008		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006 (Restated)		Fiscal Year Ended March 31, 2005

Under UK GAAP

Revenues	$6,610		$1,889	$17,767		$11,208	(2)	$13,168		$4,297

Cost of Sales	($1,940)		$818	($13,364)		($5,269)		($10,504)		($10,261)
Other operating expenses	($2,101)		($1,606)	($2,367)		($2,323)		($1,723)		($3,537)
Income from Associate	$177		-	$2,105		-		-		-
Net interest expense income	($1,054)		($577)	($634)		($675)		($128)		($174)
Loss on sale of investments	-		-	-		-		-		($5,737)
Taxation	-		($157)	$502		($1,099)		($632)		$1,267

Net Income	$1,691		$366	$4,009		$1,842		$181		($14,145)
Weighted Average Primary Shares Outstanding (3)	5,204.2		4,480.7	4,715.1		2,694.9		2,636.8		1,793.0
Weighted Average Fully Diluted Shares Outstanding	9,097.6		8,320.7	8,632.9		7,454.1		7,436.8		4,239.0

Net Income Per Share (c) (3)	32		8	85		68		7		(789)
Net Income Per Fully Diluted Share (c) (3)	19		4	46		25		2		(789)

Under US GAAP

Revenues	$6,610		$1,889	$17,767		$9,585	(2)	$13,168		$4,297

Cost of Sales	($1,940)		$818	($13,364)		($5,034)		($10,190)		($10,261)
Other operating expenses	($2,101)		($1,607)	($2,367)		($2,323)		($1,723)		($3,537)
Income from Associate	$177		-	$2,105		-		-		-
Net interest expense	($1,055)		($577)	($634)		($675)	(2)	($128)		($174)
Gain on settlement of debt	-		-	-		1,623
Loss on sale of investment	-		-	-		-		-		($5,737)
Taxation	-		($157)	$502		($1,099)		($632)		$1,267
Goodwill written off under reverse takeover accounting	-		-	-		-		-		1,902
Net Income	$1,691		$366	$4,009		$2,077	(4)	$495	(4)	($12,274)

Weighted Average Earnings Per Share (c) (3)	32		8	85		77		19		(685)
Weighted Average Fully Diluted Earnings Per Share (c) (3)	19		4	46		28		7		(685)

Summary Balance Sheet

Under UK GAAP

Short-Term Debt	$22,435	(7)	$7,069	$253,095	(7)	$7,826		$3,628		$7,822
Long-Term Debt	$2,833		$23,732	$6,752		$12,372		$12,625		$4,250

Total Assets	$228,053	(7)	$49,423	$424,971	(7)	$37,612		$28,441		$18,034

Shareholders’ Funds (5)	$8,342		$10,353	$13,795		$8,936		$4,927		$5,081

Under US GAAP

Short-Term Debt	$ 22,435	(7)	$ 7,069	$253,095	(7)	$7,826		$3,628		$7,822
Long-Term Debt (5)	$5,349		$27,307	$10,252		$15,805		$17,828		$9,919
Convertible Redeemable Preference Shares (6)	$945		$5,669	$5,669		$5,669		$5,669		$5,669

Total Assets	$228,053		$49,423	$424,972		$37,847		$28,755		$18,034

Shareholders’ Equity (5, 6)	$4,881		$1,110	$4,627		$70		($5,632)		($6,257)

(1)
We changed our fiscal year end from March 31 to June 30 for the fiscal period ending June 30, 2008. The unaudited six-month results compare the first six months of the fiscal year ending June 30, 2009 with the first six months of the fiscal period ended June 30, 2008.

(2)
UK GAAP records the $1,623,000 attributable in fiscal year 2007 from the settlement of debt as revenue whereas under US GAAP it is a below the line item.  Other differences between revenue recognition under UK GAAP and US GAAP arise from differing treatments of film amortization.

(3)
The attached financial statements, prepared under UK GAAP, show income per share figures calculated using the weighted average number of shares outstanding in each period. As a 5 for 1 reverse stock split occurred on the last day of the December 31, 2008 financial period, the income per share figures for the periods to March 31, 2005, 2006 and 2007 and the period to June 30, 2008 do not reflect the 5 for 1 reverse stock split in those statements. The income per share figures in the table above have been adjusted from the figures shown in the financial statements to show the effect of the 5 for 1 reverse stock split as if it had occurred on the first day of the earliest period shown , being the period ended March 31, 2005.

(4)
Differences in net income reflect certain adjustments in the treatment of film amortization under UK GAAP and US GAAP for fiscal 2006 and 2007.  These differences are not recurring. (See “Financial Statements - Appendix A – Reconciliation to US GAAP”).

(5)
Convertible subordinated debentures owed to Langley Park Investment Trust PLC are treated as Long-Term Debt under US GAAP and as Shareholders’ Funds under UK GAAP. As of December 31, 2008, the value of such debentures outstanding was approximately $2,516,000 (September 30,  2007: approximately $3,575,000, March 31, 2008: approximately $3,500,000, March 31, 2007: approximately $3,432,000, March 31, 2006: approximately $5,204,000, March 31, 2005: approximately $5,669,000).

(6)
Shareholders’ equity under US GAAP does not include either the Langley Park Investment Trust PLC. Debentures (note (5)), or the Armadillo Investments PLC redeemable preference shares ($5,669,000 in all periods, except for the six months ended December, 31 2008, when such amount was $945,000)

(7)
In May 2008, we completed a transaction with Zeus Partners LLP that raised capital for investment into the production and distribution costs of our existing and future motion picture productions and acquisitions. The total investment raised was approximately $268,000,000. Substantially all of the net proceeds from that transaction received by us, which totaled approximately $17,000,000, were accounted for as a reduction in the carrying value of our film costs on the balance sheet.

Accounting for the Zeus investments has resulted in the recognition of substantial assets and liabilities arising from the related financing arrangements. These assets and liabilities are essentially offsetting. The impact of the Zeus investments as of June 30, 2008 was to increase cash by approximately $113,000,000, to increase current receivables by approximately $226,000,000, to increase deferred income by approximately $113,000,000 and to increase short term debt by approximately $226,000,000. The impact of the Zeus investments as of December 31, 2008 was to increase current receivables by approximately $170,000,000 and to increase deferred income by approximately $170,000,000. The remaining amounts relating to the Zeus investment will be entirely eliminated from our balance sheet on or before May 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our financial statements and footnotes thereto contained in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” for additional information regarding forward-looking statements used in this prospectus.

Overview

We are an independent motion picture production company engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $5 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television. We endeavor to release many of our motion pictures into wide-theatrical exhibition initially, however, a portion of our pictures will either receive only a limited theatrical release, or may even be released directly to post theatrical markets, primarily DVD.  Our pictures that receive limited theatrical release or post theatrical release typically benefit from lower prints and advertising (“P & A”) cost and, in turn, improved gross profit margins.

No one picture had a principal or controlling share of gross revenues or operating profits in these periods.

Results of Operations

The principal factors that affected our results of operations have been the number of motion pictures delivered in a fiscal period, the distribution rights of motion pictures produced by others acquired in a fiscal period, the choice of motion pictures produced or acquired by us, our and talents' execution of the screenplay and production plan for each picture, the distribution and market reactions to the motion pictures once completed, management's ability to obtain financing and to re-negotiate financing on beneficial terms, the performance of our third-party distributors and our ability to take advantage of tax-incentivized financing.  These factors will continue to be, in our opinion, the principal factors affecting future results of operation and our future financial condition.  No particular factor has had a primary or principal affect on our operations and financial condition in the periods discussed below.

Our revenues are principally the result of the sale and distribution of our motion pictures, which are license fees we receive from third-party distributors of motion pictures. We recognize revenue from license fees as and when a motion picture is delivered to the territory to which the license relates.  A motion picture is “delivered” when we have completed all aspects of production and may make playable copies of the motion picture for exhibition in a medium of exhibition such as theatrical, video, or television distribution.

We also generate revenue beyond an initial license fee from our share of gross receipts on motion pictures.  We recognize revenue that equates to a share of gross receipts of motion pictures as income when we are notified of the amounts that are due to us. In some of our fiscal periods, a significant portion of our revenue derived from sources other than motion picture distribution, including the cancellation of debt and interest income on a financing transaction, but we have not derived any such income in the successive comparative financial periods described below.

Pursuant to UK GAAP, we state our motion pictures produced for exploitation or distribution in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives. For US GAAP purposes, these costs are treated as taxable assets and are amortized under the “individual-film-forecast” method.

Six Months Ended December 31, 2008 Compared to Six Months Ended September 30, 2007(1)

Revenues increased from $1,888,000 to $6,610,000 reflecting the delivery of Nine Miles Down and Drunkboat as well as the DVD releases of Noise and Deal in the period ended December 31, 2008.  Results for the six month period ended December 31, 2008 also included $3,662,000 of revenues from previously released or acquired motion pictures and other income.  All of the revenues recorded in the period ended September 30, 2007 derived from films produced or distribution rights acquired in prior periods.

Cost of sales, which is made up of amortization of film costs, distribution costs and producers fees, increased from a negative ($818,000) in the period ended September 30, 2007 (which was due to the reversal of excess provisions relating to producers’ fees of $1,114,000 previously booked) to $1,940,000 in the most recent six month period, reflecting amortization of films delivered in the period, distribution costs associated with the DVD release of Noise and Deal and accruals of producers’ fees.

Operating expenses increased from $1,606,000 to $2,101,000 reflecting an increased level of production and distribution activities. Virtually all of these expenses are comprised of general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials and other costs.

Net interest expenses increased from $577,000 in the period ended September 30, 2007 to $1,054,000 in the period ended December 31, 2008 reflecting a higher level of bank and other production loans outstanding on previously released films in the most recent period.

Net income increased from $366,000 in the period ended September 30, 2007 to $1,691,000 in the most recent period.

Fiscal Period Ended June 30, 2008 (Fifteen Months) Compared to Fiscal Year Ended March 31, 2007

Gross revenues, which consist of motion picture revenues plus other revenues, increased to $17,767,000 in the Fiscal Period 2008 from $11,208,000 for Fiscal Year 2007.

Motion picture revenues increased to $13,344,000 from $6,612,000, partially due to recorded revenues of $6,570,000 associated with the delivery of four motion pictures (Autopsy, American Summer, Knife Edge, and A Broken Life) in the fifteen month Fiscal Period 2008, as compared to recorded revenues of $3,137,000 associated with the delivery of two motion pictures (Noise and Deal) in Fiscal Year 2007. In addition, revenues derived from motion pictures delivered prior to the recorded period were $6,774,000 in the Fiscal Period 2008 compared to $3,459,000 for Fiscal Year 2007.

Other revenues for Fiscal Period 2008 of $4,406,000 in the Fiscal Period 2008 derived from interest income earned on the Cinematic Finance Ltd. Film investment/financing transaction. Other revenue for Fiscal Year 2007 of 4,618,000 arose, in large part, from the cancellation of the indebtedness related to two motion pictures previously produced by us (Stander and Pool Hall Prophets) and, to a lesser extent, from commission income earned during the period.

Cost of sales for the Fiscal Period 2008 increased to $13,364,000 (which includes $2,106,000 of an intercompany distribution fee to our associate company that is consolidated back into the accounts as associate income) from $5,269,000 for Fiscal Year 2007.

Approximately $3,702,000 of cost of sales incurred in the Fiscal Period 2008 reflected financing costs associated with Cinematic Finance Ltd.

Amortization of film costs for the Fiscal Period 2008 compared to Fiscal Year 2007 actually decreased to $1,929,282 from $3,262,821 in spite of the greater number of pictures released and the higher associated revenues recorded in the Fiscal Period 2008.  This was due to the impact of the Cinematic Finance Ltd film financing deal, which effectively created negative amortization of $3,932,000 as a result of reducing previously stated film costs and reversing excess amortization previously recorded.

Distribution costs for the Fiscal Period 2008 increased to $3,452,000 from $365,000 for Fiscal Year 2007, while producers’ fees and other costs decreased from $1,636,000 to $230,000 over the same period.

Other operating expenses increased from $2,316,000 to $4,288,000 reflecting our increased level of production and distribution activities, as well as the fact that the Fiscal Period 2008 included fifteen months of operations.  Virtually all these expenses were comprised of general overhead and selling expenses for employees, consultants, sales conventions, professional fees, marketing materials and office costs.

Net interest expense for the Fiscal Period 2008 was $634,000 compared to $675,000 in the prior Fiscal Year. In both periods net interest expense primarily consisted of interest due on bank and other production loans. No tax provision was recorded in Fiscal Period 2008 as three of the motion pictures released in the period generated substantial tax losses so that, in fact we were able to reverse $502,000 of excess tax charges accrued in fiscal year 2007.

As a result of the above, net income for the Fiscal Period 2008 more than doubled to $4,009,000 compared to $1,842,000 in Fiscal Year 2007.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Revenues decreased from $13,168,000 in Fiscal Year 2006 to $11,208,000 in Fiscal Year 2007 principally because the two motion pictures that we produced and delivered in 2007 (Deal and Noise) generated only approximately $2,962,000 of revenues in that year as compared to approximately $8,900,000 of revenues generated by the two motion pictures that we acquired for distribution in the prior year (Captivity and Supercross). Revenues generated from pictures released in prior years amounted to $4,271,000 in Fiscal 2007 and $2,485,000 in Fiscal 2006.  All revenues in both periods derived from license fees from the distribution of our motion pictures except for $1,623,000 recorded as income in Fiscal Year 2007 that derived from the cancellation of indebtedness related to two motion pictures previously produced by us (Stander and Pool Hall Prophets).

Cost of sales decreased from $10,504,000 to $5,269,000 as a result of

●	the reduced level of revenues in Fiscal Year 2007 compared to in Fiscal Year 2006,
●
the lower amortization rates on the two motion pictures produced in-house in Fiscal Year 2007 as compared to the two motion pictures that we released on behalf of third-party producers in Fiscal Year 2006, and

●	the fact that there was no cost of sales associated with the revenues realized in Fiscal Year 2007 from the cancellation of indebtedness.

Other operating expenses increased from $1,723,000 in Fiscal Year 2006 to $2,323,000 in Fiscal Year 2007 as a result of our increased level of production and distribution activities.

Net interest expense also increased from $128,000 in Fiscal Year 2006 to $675,000 in Fiscal Year 2007 as a result of a higher level of borrowings.

As a result of the above, net income for the year increased from $181,000 in Fiscal Year 2006 to $1,842,000 in Fiscal Year 2007.

Liquidity and Capital Resources

During the year ended March 31 2005, we issued (A) $5,669,000 of convertible debt to Langley Park Investment Trust PLC (“Langley”) in return for 3,000,000 ordinary shares in Langley valued at approximately $5,669,000, and (B) approximately $5,669,000 of convertible redeemable preference shares to Armadillo Investments plc (“Armadillo”) in return for 3,000,000 ordinary shares from Armadillo, also valued at a like amount. We received in Fiscal Year 2005 approximately $2,232,000 in cash through the sale of ordinary shares of Armadillo Investments plc (approximately $1,302,000) and Langley Park Investment Trust PLC, (approximately $930,000). The amounts that we received from the sale of a portion of our Armadillo shares and all of our Langley shares were substantially less than the stated value of the debenture and preference shares. Our convertible redeemable preference shares held by Armadillo were subsequently acquired by the Seven Arts Employee Benefit Trust (‘Trust”) on October 30, 2008 and 2,500,000 preferred shares were converted on November 2, 2008 into 2,000,000 of our ordinary shares.

During the fifteen month period ended June 30, 2008, we sold 500,000 ordinary shares to Unique Fidelity Engineering Limited for $287,000.

Seven Arts Future Flow I (“SFF”), a limited liability company owned by SAP, one of our controlling shareholders and a company that is owned by Peter Hoffman, or Chief Executive Officer, borrowed $8,300,000 (the "Arrowhead Loan") from Arrowhead Target Fund Ltd. ("Arrowhead")  in February 2006, at an interest rate of 15% per annum. We secured the Arrowhead Loan with liens on twelve motion pictures.  Our only liability is to repay the Arrowhead Loan from the proceeds of the film assets securing the Arrowhead Loan. The specific film assets which secure the Arrowhead Loan are our distribution rights in the following motion pictures: Asylum, Stander, I’ll Sleep When I’m Dead, No Good Dead, Supercross, Popstar, Red Riding Hood, Johnny Mnemonic, Shattered Image, Never Talk to Strangers, The Hustle, and Shot at Glory. We are not required to repay the Arrowhead Loan from any other of our assets or revenues. Our estimates of the amount of time it would take to repay the Arrowhead Loan from the proceeds of the film assets securing the loan have not been met. The Arrowhead Loan matured on February 15, 2009, and is now due in full. SFF has received a default notice from Arrowhead to that effect, and we are currently negotiating with Arrowhead the extension of the Arrowhead Loan. We have made certain covenants with Arrowhead for which we might have on-going liability beyond the value of the film assets, such as the obligation to provide audited financial statements, guarantee of ownership of film rights and other similar matters.

We borrowed an aggregate of $7,500,000 from ACG for $1,000,000 and Cheyne for $6,500,000 in December 2006, secured by certain of our motion picture assets. The Cheyne Loan and ACG Loan bear interest at 19% and 18% per annum, respectively. The Cheyne Loan matured on September 30, 2007, and we repaid $6,500,000 of the Cheyne Loan plus interest thereon, and obtained an assignment of their senior position and subordination agreement with Arrowhead. The remaining ACG Loan is now due and is secured with a pledge of 1,607,000 of our ordinary shares owned by SAP, one of our controlling shareholders and a company controlled by Peter Hoffman, our Chief Executive Officer. Our estimates of the amount of time it would take to repay the ACG Loan from the proceeds of the film assets securing the loan have not been met. In October 2008, we received a notice of default from ACG in connection with this loan.  We expect to repay the ACG Loan from the proceeds of this offering, at which time the shares pledged as security will be returned to Seven Arts Pictures Inc. The ACG Loan is secured by Noise, Deal, Pool Hall Prophets, Boo, A Broken Life, and Mirror Wars and a second position security interest in the motion pictures listed above which are pledged to Arrowhead.

Management believes that, as a result of the proceeds derived from this offering and based on historical revenues generated from the licensing of the distribution rights on our motion pictures, our working capital will be sufficient for the next twelve months.

We currently borrow funds for the financing of each of our motion pictures from several banks and other production lenders. We are currently seeking a revolving credit facility for the financing of our future motion picture productions. Our cash flow is derived from license fees earned from the delivery and distribution of our motion pictures in the United States and territories around the world.

Contractual Obligations (as of 12/31/08)

			Payments Due By		Period
		Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
1.	Bank and Other Production Loans (1)	$22,435,471	$18,117,350	$4,000,000
2.	Post Production Facility Line of Credit (2)	$2,300,000			$2,300,000
3.	Armadillo Investments plc (3)	$1,500,000	$1,500,000
4.	Langley Debenture (3)	$2,625,000				$2,625,000
5.	Trafalgar Capital Special Investment Fund (3) (4)	$1,500,000	$1,500,000
6.	Sums Due To Producers (5)	$997,792	$997,792
	Total	$31,358,263	$22,115,142	$4,000,000	$2,300,000	$2,625,000

(1)
The current and long-term bank and production loans include (i) $8,300,000 of the limited recourse Arrowhead Loan and approximately $1,000,000 of the ACG Loan both described in “Liquidity and Capital Resources” above and (ii) approximately $12,500,000 in special purpose financing arranged for six motion pictures produced by us.

(2)
Seven Arts Pictures Louisiana LLC, a subsidiary of SAP (one of our controlling shareholders and a company controlled by Peter Hoffman, our Chief Executive Officer), entered into a Credit Agreement with Advantage Capital Community Development Fund, L.L.C. dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana. The aggregate borrowing amount under this facility is $3,700,000, of which $2,300,000 was drawn down as of December 31, 2008. We have guaranteed this indebtedness and have not included it in our total indebtedness.

(3)
Converted into US dollars at the UK pound/dollar exchange rate as of December 31, 2008 (1:1.5) (see “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources” for a description of the Langley convertible debentures.

(4)
Approximately $1,500,000 in special purpose funding due to Trafalgar Capital Special Investment Fund was used in part as advances by us to the Seven Arts Employee Benefit Trust (“EBT”) for the acquisition of all preference shares owned by Armadillo Investments plc (“Armadillo”). We have guaranteed an additional $1,500,000 due from EBT to Armadillo, which guarantee is not included in bank and other production loan, but will be retired from the proceeds of the offering.  See “Use of Proceeds”.

(5)	Estimated amounts due to producers of motion pictures.

Legal Proceedings

Together with our subsidiary, Seven Arts Filmed Entertainment Limited ("SAFE") and SAP, one of our controlling shareholders and a company controlled by Peter Hoffman, our Chief Executive Officer, we were the subject of an arbitration award of approximately $650,000 against us for legal fees (and interest thereon) relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party. This award also terminated our distribution rights in this motion picture. The award was affirmed by the Ninth Circuit Court of Appeals. We have requested rehearing and en banc review of this decision and are consulting with counsel regarding our rights under English law to avoid this arbitration award. Our potential liability under this award is recorded in “Contractual Obligations” above under the line “Sums Due to Producers.”

Together with SAFE and SAP, we are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates ("Fireworks"), as well as ContentFilm plc, for copyright infringement (“Copyright Action”) relating to the following motion pictures:   Rules of Engagement, Onegin, The Believer, Who Is Cletis Tout and American Rhapsody. We believe that we are the assignee of copyright interests in each of these motion pictures.  Fireworks and ContentFilm have repudiated any and all agreements with our predecessors regarding these motion pictures.   The Copyright Action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor (themselves predecessors of the Company) for breach of contract against Fireworks in the courts of Ontario, Canada, (“Canadian Action”) with respect to the motion pictures listed above (plus Interstate 60, Rat Race, and Hardball) that were produced, acquired, or funded by SAPL. The Federal District Court later dismissed the Copyright Action, which dismissal is currently on appeal to the Ninth Circuit Court of Appeals.  CineVisions is currently pursuing the Canadian Action on our behalf.   We believe that whether based on copyright infringement or contract, Fireworks has substantial liability to us or our predecessors with respect to Fireworks' conversion of our and our predecessors' interest in the Fireworks Pictures which were all produced or acquired by our predecessors.  We record no value in our financial statements for our interests in the Fireworks Pictures, other than immaterial amounts of legal fees.  Should we not prevail, we may have a liability for our own or Fireworks’ legal fees and would lose the interest we claim in the Fireworks Pictures.  We may not prevail in the Fireworks litigation.  Loss of this litigation where we are a plaintiff will cause no liability to us other than possible payment of up to $200,000 in legal fees to defendants.

We and certain of our affiliates are plaintiffs in two legal actions in Europe which are part of our ordinary trade or business. One action is to recover approximately $300,000 converted by a Hungarian co-producer on the motion picture Nine Miles Down and the other action is to recover certain sums due to us on several motion pictures from an Italian sub-distributor which defaulted on payments due to us and our affiliates.

We and SAP have been named as defendants in an action before the Superior Court of California, County of Los Angeles by Kismet Entertainment Inc. (“Kismet”) with respect to amounts it claims are due from SAP with regard to the distribution of the motion pictures Boo and Cemetery Gates, an alleged sum of approximately $347,000. This action has not yet been served on us and we believe the court has no jurisdiction over us. The amounts claimed by Kismet are recorded above in Contractual Obligations – Sums Due to Producers, but we believe that we and SAP have valid defenses to this action.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates our estimates and assumptions and bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of accounting: The financial statements included herewith are prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis, with reconciliations to generally accepted accounting principles in the United States and explanations of the reconciling items included within the notes to those financial statements.

Basis of consolidation: The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from, or up to, the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985 and 2006.  The individual company profit and loss for "the Company" as shown on the financial statements is consolidated into the group's consolidated financial statements.

Turnover (Revenue): Turnover (Revenue) represents the invoiced value, net of value added tax, of goods sold and services provided to customers.

License fee revenue is recognized as and when the film in question is delivered to the respective territories.

Revenue that equates to a share of gross receipts of films is recognized as income as and when the group is notified of the amounts that are due to them.

Goodwill: Purchased goodwill is capitalized in the year in which it arises.

In the opinion of management, the useful economic life of the purchased goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortized and is, instead, subject to an annual impairment review.  This accounting policy represents a departure from the requirements of Companies Act 1985 and 2006, which requires goodwill to be amortized over a finite period, but management believes this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets: Films produced for exploitation or distribution are stated in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives. For US GAAP purposes, these costs are treated as taxable assets and are amortized under the “individual-film-forecast” method.

Tangible fixed assets: Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as straight line over four years

Fixed asset investments: Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation: Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Where a subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalized: Directly attributable interest is capitalized as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments: When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognized in the balance sheet at the lower of cost and net realizable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognized in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Asset Retirement Obligations: As of June 30, 2008, we had determined that we do not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on our consolidated financial statements.

Inflation

We believe that inflation has not had a material effect on our operations to date.

Related Party Transactions

For a description of our related party transactions see the section of this prospectus entitled “Certain Related Transactions.”

MOTION PICTURE INDUSTRY

The United States motion picture industry encompasses the production and theatrical exhibition of feature-length motion pictures and the subsequent distribution of such pictures in home video, digital media, television and other ancillary markets.

The industry is dominated by the major film studios, including Paramount Pictures, Universal Pictures, Warner Bros., Twentieth Century Fox, Sony Pictures Entertainment (including Columbia Pictures), and The Walt Disney Company.  These studios have historically produced and distributed the majority of theatrical motion pictures released annually in the United States.  The six “majors” generally self-finance some or all of their film production and have domestic or worldwide distribution organizations. Major studios typically release films with direct production costs ranging from $10 million to $100 million or more, and provide a continual source of motion pictures to the domestic theatrical exhibitors.

For over a decade, “independent” motion picture production companies such as Summit Entertainment, LLC, The Weinstein Company and many smaller production companies, like ours, have played an important role in the production and distribution of motion pictures for the worldwide feature film market.   While the independents may generally have more flexibility and less corporate restraints than the major studios, they also operate at a certain disadvantage to major studios in that independents generally:

●	do not self-finance their productions and must spend time and resources securing financing and incur interest and other expense in connection with such financings,

●	have far more limited distribution capabilities than the major studios making a wider release in any format more difficult,

●	do not self-distribute and, as a result, must share revenues derived from their motion pictures with distributors,

●	face greater competition from other independents due to an increase in the production of independent motion pictures,

●	annually produce less films and, as a result, are not able to spread the risk of any of their films underperforming among a larger pool of releases, and

●	produce fewer motion pictures at substantially lower average production costs than major studios and generate significantly lower per-film revenue and profits.

Many independent motion picture companies have failed and ceased operations in recent years.  Recent examples of failed independent motion companies include Carolco Pictures, Orion Pictures, Weintraub Entertainment, DeLaurentiis Entertainment Group, Hemdale, IRS Media, IRS Releasing and Prism Entertainment.  Other independent motion picture companies have recently substantially curtailed their motion picture production activities due to poor results, including Savoy Pictures, The Samuel Goldwyn Company and Cinergi Pictures.  Numerous smaller independent film production and/or distribution companies have failed to achieve their business objectives.

Motion Picture Development

Motion picture production begins with the development of a screenplay derived from an original idea conceived or acquired by the producer or with the adaptation of a popular novel or other type of media acquired by a writer or a producer.

During the development phase, the studio engages writers to draft and revise the screenplay and begins to obtain tentative commitments from a director and principal cast.  A proposed production schedule and budget may also be prepared during this phase.

Upon completing the screenplay, if deemed good enough to produce, agreements with principal talent are negotiated and the film is “green lit” based on a viable production budget and estimate of ultimate profitability.  At this stage, the film enters the pre-production phase.  During pre-production, the production company: (i) employs creative personnel as needed; (ii) creates scene plans and the filming schedule; (iii) finalizes a detailed production budget; (iv) establishes filming locations, secures necessary studio facilities, completes required set design and construction; and (v) prepares for the start of principal photography.

Principal photography is the actual filming of the screenplay and may take from four to twelve weeks or more, depending upon such factors as budget, location, and the complexities in the screenplay.  Following completion of principal photography, post-production work begins.  The film is edited, visual effects are added, and voice and music soundtracks are synchronized with the picture.  This results in the completion of the film negative that is duplicated to create the release prints for shipment to theatrical exhibitors. Since independent production companies are not able to absorb the costs of abandoned productions to the same extent as studios can, they are less likely to abandon green lit motion pictures. The consequence of abandoning a production has a greater negative effect on that independent’s results of operations.

Production Costs, Financing, Co-Financing and Participations

In 2007, the production cost of a motion picture produced by a major studio for worldwide distribution averaged approximately $71 million (MPAA 2007 Theatrical Market Statistics) as compared to the production costs of a motion picture produced by us in the range of $5 million to $15 million.   Direct production costs, sometimes referred to as “negative costs,” consist of acquiring and/or developing the screenplay, film studio rental, cinematography, post-production costs and the compensation of creative talent and other production personnel.  Distribution expenses, which consist primarily of the costs of advertising and release prints, or P&A, are not included in direct production costs.

The major studios generally fund production costs from cash flow from their motion picture and related activities or, in some cases, from unrelated businesses, and through co-financing activities.  Substantial overhead costs, consisting largely of salaries and related costs of the development, production, distribution and marketing staff and physical facilities maintained by the major studios, also must be funded.

The independent production company normally finances production of the motion picture pursuant to financing arrangements with banks or other lenders in which the lender is granted a security interest in both the film and the independent production company’s rights under its arrangement with the studio or independent distribution. In today's rapidly changing and competitive marketplace for motion pictures and with the current tightening of the credit markets, independent production companies have been utilizing additional forms of funding to finance their motion pictures, including "tax-preferred" financing (e.g., tax credits, sale/lease back transactions and direct subsidies), "mezzanine" or "gap" funds (which are senior to equity), government subsidies and the sale of equity. To minimize some of the financial risks normally associated with financing motion picture production, independent production companies often obtain, at various stages prior to the release of a motion picture, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  We believe the international “pre-sale” market has become increasingly difficult to navigate resulting in fewer “pre-sales” with lower minimum guarantees, and this situation may continue for the indefinite future.

In recent years, studios have established co-production relationships on selected films.  Under this arrangement, two studios agree to co-fund, co-produce and co-distribute a specific film, dividing film profit (or losses) earned from their respective distribution responsibilities.  Co-productions typically reflect a studio’s desire to mitigate risk on high cost films or to access specific material or talent. We intend to produce occasional larger budget motion pictures and will seek to co-produce any such motion pictures either with a major studio or with one or more other independents.

Both major studios and independents generally incur various third-party participations in connection with the distribution of a motion picture.  These participations are contractual rights of actors, directors, screenwriters, or producers, entitling them to share in net revenue or profits from a particular motion picture. Each participation is different and terms are defined in the agreements governing the participation. Except for the most sought-after talent, participations are generally payable only after revenue collected exceeds all distribution and marketing fees and expenses, direct production costs and financing costs.

Motion Picture Distribution and Acquisition

Motion picture distribution encompasses the exploitation of films in theaters and in post-theatrical markets such as home video, pay-per-view, pay television, broadcast television and other markets.

Motion pictures are generally made available for distribution in markets subsequent to domestic theatrical release as follows:

	Months after Initial U.S. Theatrical Release	Approximate Release Period
International Theatrical	0-6 months	0-12 months
Domestic home video	4-6 months	---
Domestic pay-per-view/video-on-demand	4-6 months	3 months
International home video	6-12 months	---
Domestic pay TV	10-18 months	12-21 months
International television	18-24 months	3-12 years
Domestic network or basic cable	30-36 months	24-36 months
Domestic syndication	48-70 months	3-15 years

Our motion pictures which receive a theatrical release are generally released in the DVD market four to six months after their theatrical release.  We are aware that given the rapidly changing nature of the entertainment industry, these time frames for subsequent releases may soon change.  Some in the industry believe that increased piracy, demand for pay-for-view, and changes in international markets are creating pressure to reduce these time frames.  If these time frames shrink, there will be less time to generate revenues from motion pictures in each of those markets.

Forms of Distribution

Theatrical Distribution

Theatrical distribution of a motion picture involves the licensing of the motion picture to theaters, the manufacture and transportation of release prints or digital hard drives to theaters, and the promotion of the picture through advertising and publicity campaigns.  The size and success of the promotional advertising campaign can materially affect the revenues realized from the theatrical release of a motion picture.  The costs incurred in connection with the distribution of a motion picture can vary significantly, depending on the number of screens on which the motion picture is to be exhibited and the competition among distributors for theaters during certain seasons.

The distributor and theatrical exhibitor generally enter into an arrangement providing for the exhibitor’s payment to the distributor of a percentage of the box office receipts for the exhibition period.  The distributor’s percentage of box office receipts generally ranges from an effective rate of 35% to over 50%, depending upon the success of the motion picture at the box office.  The distributor’s percentage of box office receipts generally decreases the longer a film plays in a theater.  Distributors carefully monitor theater gross receipts to ensure that the exhibitor promptly pays all amounts due. As most of our motion pictures are released on a limited theatrical basis, monitoring such gross receipts for our motion pictures is not always possible.

Many independent production companies will enter into “rent-a-system” arrangements under which a major studio will provide them with distribution services for a percentage distribution fee. These types of arrangements may be entered into before, during or after production of a particular motion picture. While rent-a-system arrangements can allow for a greater release, the costs of such an arrangement can be greater and the margins smaller than in the absence of such an arrangement.  Under rent-a-system arrangements, the independent film company generally is responsible for half to all of P&A costs and the effective rate of the distributor’s percentage of box office receipts is generally less than in the absence of such an arrangement.  Although we prefer to handle our arrangements directly with distributors so that we negotiate terms directly and avoid sharing revenues from these motion pictures with a studio, we entered into a rent-a-system arrangement for the first time with our motion pictures Noise and Deal and may continue to do so with future motion pictures.

Historically, films have typically been released theatrically in international territories between one and three months after initial domestic release.  In recent years, studios have begun to capitalize on global media saturation and are releasing films in many of the larger international territories within the first month following domestic release.  International release patterns depend on local holidays and school schedules as well as the timing of competitive releases.  Generally, our motion pictures have had an earlier release into international markets.

The majority of international theatrical revenue is earned from Japan, Germany, United Kingdom, France, Spain and Australia.  Live action films are generally dubbed in French, German, Spanish and Italian and subtitled for the smaller territories.   Animated films are dubbed in as many as 25 or more languages.

Home Entertainment

The home entertainment distribution business involves the promotion and sale and/or license of DVDs.  Traditionally, such sales or rentals for private viewing occurred at local, regional and national video retailers (e.g., video specialty stores, convenience stores, record stores and other outlets).  More recent forms of motion picture sales and rentals for private viewing, provided by companies like Netflix and Blockbusters, allow subscribers to rent or purchase motion pictures by mail or by direct download onto their computers or televisions.

In order to leverage the advertising and publicity costs associated with theatrical distribution, feature films are generally released in the home video market four to six months after their initial theatrical release. Our motion pictures that receive a theatrical release are generally released in the DVD market within this time frame.

DVD's of feature films may be sold or licensed to domestic wholesalers and retailers for either a sales price or a percentage share of the rental revenue (“revenue sharing”).  Selected titles, including certain direct-to-video programs, are priced significantly lower to encourage direct purchase by consumers.  Direct sale to consumers is referred to as the “priced-for-sale” or “sell-through” market.  Generally, after the rental market, DVD's are re-released on the sell-through market at reduced “sell-through pricing.” Weakening economic conditions, the deteriorating financial condition of major retailers, the maturation of the DVD format, increasing competition for consumer discretionary spending and leisure time, piracy and increased competition for retailer shelf space, are contributing to an industry-wide decline in DVD sales both domestically and internationally.

While traditional retail, particularly the big box stores such as Wal-Mart, Target, Best Buy and Costco dominate the "sell through" market, Netflix and other non-traditional forms of video distribution are increasing their market share, and represent an increasing and important source of revenue.

In January 2008, Toshiba withdrew from the HD-DVD player manufacturing business, thus ending its format competition in high definition video with Blu-Ray.  With consumer uncertainty over formats eliminated, management believes that Blu-Ray players will achieve substantial market penetration, although DVD sales are nonetheless expected to decline due to on-demand and computer availability.  Although management believes that Blu-ray sales will substantially increase with greater market penetration, many industry analysts had predicted that market penetration would have been higher at this point.

Pay-Per-View, Video-On-Demand

Pay-per-view (“PPV”) television allows cable and satellite television subscribers to purchase individual programs, including recently released motion pictures and live sporting, music or other events, on a “per use” basis.  The subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable system operator.

An evolved form of PPV technology is video-on-demand (“VOD”).  This method of content delivery allows consumers to view a film or television program whenever they choose, “on demand”.  VOD use and revenue is expected to increase due to increased VOD subscriber penetration and the availability of more programming.  We typically tie any PPV or VOD distribution arrangements into distribution arrangements that we make for pay television.

Pay TV

Pay Television allows subscribers to view premium channels such as HBO, Showtime, and Starz/Encore that are offered by cable and satellite system operators for a monthly subscription fee.  The pay television networks acquire a substantial portion of their programming from the major studios.  Most studios have negotiated output agreements with the major subscription pay services whereby the service provider must license for distribution all qualifying film product from the studio for a guaranteed fee typically dependent on domestic theatrical performance. Unless a major studio distributes its motion pictures and decides to include that motion picture in its output arrangements, most independents directly negotiate with pay television networks by individual title, a process that often leads to deal terms that are not as appealing as those offered to major studios with output deals. The initial pay television window for theatrical product generally follows home video availability and precedes broadcast (free) television.  We believe that our motion pictures are well suited for pay television.

Broadcast and Basic Cable Television

Broadcast television allows viewers to receive, without charge, programming broadcast over the air by major networks (ABC, CBS, NBC and Fox), more recently formed networks (CW Network), independent television stations and cable and satellite networks.  In certain areas, viewers may receive the same programming via cable transmission for which subscribers pay a basic cable television fee.  Broadcasters or cable systems pay fees to distributors for the right to air programming a specified number of times.

Television networks, television stations, and cable and satellite networks generally license  films and film packages (consisting of theatrically released feature films and made-for-television movies) pursuant to agreements with distributors or syndicators that allow a fixed number of telecasts over a prescribed period of time for a specified cash license fee or for barter of advertising time.

Pay and cable television services usually license pictures for initial exhibition commencing approximately 10 to 18 months after initial domestic theatrical release or six months after domestic home video release. Although many of our motion pictures are better suited for pay television, we have reached distribution with basic cable television for some of our recent releases.

New Media

While internet and new media have been slow to develop, there are increasing indications that the delivery of motion pictures via the Internet and other non-traditional distribution systems will begin to generate meaningful revenues.  Netflix currently represents a non-trivial portion of total DVD revenues.  Verizon’s FIOS and AT&T’s U-Verse fiber optic distribution offerings have completed their test market phase and are being introduced across the country, with aggressive marketing in major metropolitan areas.

New distribution platforms and business models are being explored in the motion picture and other industries.  Major cellular operators are exploring the delivery of content to cell-phones.  Apple is expanding its iTouch and iPhone platforms to deliver movies via iTunes.  Consumers can now order movies through their Playstations and Xbox’s.  Cinema Now, Dell and HP are introducing programs which allow consumers to preload movies on their new computers.  Amazon.com’s digital service delivers movies, purchased on their Unbox website, directly to the Now Playing list on TIVO players.  Similar services are being introduced by DirecTV and major cable operators.  Hulu – a joint venture of Fox and NBC – is exploring ad-supported revenue models for the delivery of television programs and feature films.

Other Markets

There are multiple sources of revenues from non-theatrical distribution of motion pictures.  The most common are distribution to hotels, airlines, schools, libraries, hospitals and the military.  Soundtrack albums and licensing of rights to perform musical works from film music can be an additional source of ancillary income.  Other revenues may be generated from the licensing of rights to manufacture and distribute games, toys and action figures, clothing and similar commercial articles derived from characters or other elements of a motion picture.  To date, our motion pictures have not generated any significant revenue from these markets.

General Market Information

The principal motion picture industry association, the Motion Picture Association of America or MPAA, collects statistics on the size and composition of the theatrical, video, digital and television markets for the motion pictures distributed by its members, which are generally the six "major studio" distributors.  Accordingly, the information compiled by the MPAA does not reflect information that includes motion pictures similar to those that we have produced if they were not distributed by a major studio and might not be relevant for the purposes of understanding the independent production company industry.  Some of these statistics ("MPAA Data") may be found at www.MPAA.org.  We did not compile the MPAA Data and take no responsibility for its accuracy, or the applicability of this MPAA Data to our business.

Theatrical

●	Domestic (i.e., US and Canadian) theatrical box office in dollars increased by 5.4% over 2006 to $9.629 billion and domestic theatrical admissions increased by .3% over 2006 to 1.4 billion.

●	New MPAA film releases decreased to 179 from 203 in 2006.

●
Average P&A expenditures by MPAA members increased to an average of $35.9 million per release from $34.5 million in 2006.  MPAA recorded a substantial increase in internet/online advertising expenditures, and its surveys showed that 73% of moviegoers use the internet to conduct research before going to the theater, second only to traditional electronic media (TV/radio) at 75%.

●	The number of screens in the United States increased to 40,077 from 39,668 in 2006, with a substantial increase to 4,632 (from 2,003) in screens projecting digital copies of film.

Home Video/DVD

●
The number of United States households owning a television which also own a DVD or video player in 2007 increased to 98 million (86.9% of television households) from 93.3 million (83.8% of television households) in 2006.

●
Total DVD unit sales (including units shipped to rental outlets) in the United States decreased to 1.256 billion from 1.309 billion in 2006, principally in management's opinion due to a decrease in "catalog" or previously released motion pictures and a decrease in the number of new DVD releases (12,050) from 2006 (13,604), a percentage decrease greater than the percentage decrease in revenue.

●
The average retail price per DVD title sold in a survey of 84,000 DVDs decreased to $22.11 from $22.29 in a comparable survey for 2006.  The MPAA does not issue statistics on the total size of the DVD market in the United States either for rental revenue from consumers, sales to consumers or revenues to distributors from rental and sales outlets.  Management believes that the average wholesale price received by distributors is approximately 60% of retail revenues.

Television

●
Basic and pay cable television connections to all United States households with televisions (112.8 million) decreased to 34.4 million (basic cable) and 34.8 million (pay cable) from, respectively, 35.8 million and 35.6 million in 2006.  However, satellite subscribers increased to 29.6 million households (2007) from 27.4 million households (2006).

Digital

●
Personal computer, internet and broadband connections to all United States households (114.9 million) increased to 86.9 million households (PC), 75 million households (Internet) and 60.8 million households (broadband) from 84.3 million, 71.9 million and 51.7 million households respectively in 2006.

OUR BUSINESS

Corporate History and Current Corporate Structure

In September 2004, one of our predecessor companies and a current controlling shareholder, SAP, a company owned by Peter Hoffman, our Chief Executive Officer, transferred to us all of its interests in certain motion picture assets, which included (i) 12 completed films, eight of which were co-produced through a joint venture between Seven Arts Pictures Ltd., a UK corporation (“SAPL”) and Fireworks Pictures Inc., and four of which were produced by CineVisions, and (ii) the rights to certain development projects then owned by SAP. SAP, its predecessor CineVisions, and SAPL were founded by our Chief Executive Officer and Director, Peter Hoffman, to produce and license for distribution independent motion pictures, as well as to provide consulting and financing services within the motion picture industry.

Films Produced and Distributed from 1996-1998

Between 1996 and 1998, our predecessor CineVisions produced and licensed the distribution rights for Johnny Mnemonic, Never Talk To Strangers, 9 ½ Weeks II, and Shattered Image, which were transferred to us by SAP. CineVisions transferred the rights to distribute these films to SAP, which in turn transferred them to us. Subsequently, all rights to 9 ½ Weeks II were transferred by court order to a third-party, and we are currently appealing this court order.  We own the copyright to the other motion pictures either directly or through grants of all rights in perpetuity.

Films Produced and Acquired by SAPL and Fireworks

In 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks. Fireworks is a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media company.   Pursuant to that joint venture, Fireworks and SAPL produced, acquired and distributed 11 motion pictures (the "Fireworks Pictures"), eight of which are set forth below, one of which was returned to the owner and two of which are among the motion pictures now controlled by the Company. The interest in the Fireworks Pictures (but no liability), were also transferred to us in 2004 by SAP.

Through SAPL, Mr. Hoffman produced and acquired Fireworks Rules of Engagement, Onegin, The Believer, Who Is Cletis Tout and American Rhapsody.  These motion pictures are the subject of copyright infringement and contract claims that we, together with SAP and SAFE, have brought against Fireworks and Content Film, as described below.

Films Co-Financed by SAPL

Through SAPL, Mr. Hoffman co-financed three motion pictures in conjunction with Fireworks and Paramount.  Of these motion pictures, we claim that one of them, Rules of Engagement, was transferred to us by SAP in 2004. As set out below, this motion picture is the subject of copyright infringement and contract claims that we, together with SAP and SAFE, have brought against Fireworks and Content Film.

Our Business Strategy

Our current business strategy is:

•
To finance, produce and distribute two to four motion pictures in-house per year with budgets of between $5 million and $15 million each. As previously stated, certain of these pictures will receive only a limited theatrical release while others will be released more widely.

•
 To supplement our core strategy by producing an occasional higher cost motion picture (production budgets of $30 - $50 million). We will seek to co-produce such projects with a major studio to guarantee a studio-wide release and obtain a commitment to cover a portion or all of prints and advertising (“P&A”) costs.

•
To opportunistically acquire distribution rights to an additional two to five motion pictures produced by others, each year, for distribution in theatrical, video and television markets, as an agent, for a 15%-20% fee.

•	To maximize our current use of tax preferred financing structures around the world to fund our motion picture productions.

•
To continue to reduce our financial risk on motion pictures we produce in-house by pre-selling certain rights to distributors prior to and during production, although we recognize that, particularly in the last year, the pre-sale market has become more difficult to access as a film financing tool.

•
To increase our share of distribution revenues by entering into partnerships with theatrical and video distributors, to gain more control over the distribution of our motion pictures and to obtain a greater share of the revenues from distribution of our motion pictures.

•
To scale our business over time by modestly increasing the number of pictures we develop and produce in-house as well as by more aggressively seeking to acquire for distribution motion pictures produced by third parties.

We believe that this is a particularly opportune time to be producing and distributing moderately priced motion pictures as, according to their public announcements, the major studios plan on reducing the number of pictures that they finance and distribute, preferring instead to concentrate resources on a limited number of high-priced, “franchise” productions. In addition, we believe that certain of the most successful independent motion picture companies have either been acquired or are focusing on higher budget films. We believe that these factors will attract exceptional levels of both talent and projects for lower budget motion pictures and independent film companies such as Seven Arts.

We are discussing distribution partnership possibilities in the United Kingdom and Scandinavian territories (Sweden, Denmark, Norway, and Finland) and intend to explore similar distribution opportunities in other territories including the United States. We intend to invest in the sale of $50,000,000 of units in CineWorks Media, LLC. CineWorks was formed in January, 2009 to become an independent distributor of rights in motion pictures in the United States and Canada. We intend to acquire between $1,000,000 and $3,000,000 worth of units in CineWorks Media, which would represent less than a 10% ownership. Although we anticipate that one of our affiliates will become a managing member in this limited liability company, and one of our directors is anticipated to be a member of the Board, CineWorks Media will be managed separately from us.  It is our goal to have some or all of our motion pictures that are distributed in the United States and Canada be distributed through CineWorks Media, other than motion pictures committed to other distributors prior to the formation of CineWorks Media.

Our Competitive Strength

Our competitive strengths include:

•
The experience of our management and our relationships with independent motion picture distributors.  Our management has participated in the production and/or distribution of more than one hundred motion pictures since 1986.

•	Our relationships with “key talent” and with independent motion picture distributors around the world.

•
Our attractive profit margins which result from adherence to cost efficient budgets, a low overhead structure, the use of pre-sales to license our motion pictures for a fee to third-party distributors prior to completion of production, and of tax preferred financing.

•	Our expertise in structuring non-overlapping tax preferred financings in jurisdictions where such are made available.

Production

Since 1996, we and our predecessors have developed, financed, produced, and licensed 13 motion pictures, primarily with budgets in range of $5 million to $15 million, for domestic and international markets.  While most of our pictures have either received only limited theatrical releases or were released directly to post-theatrical markets, primarily DVD, we believe these pictures have substantial DVD, home video, pay-per-view, and free television potential.  We may produce the occasional higher cost motion picture (production budgets of $30 - $50 million), and if we do so, we will most likely choose to co-produce any such project with a major studio if they guarantee a studio-wide release and provide a commitment to cover a portion or all of P&A costs or with one or more other independent production companies.  The number of pictures that we are able to produce and the size of the budget of those films depend upon the funds available to us.

We receive between 50 and 100 submissions of potential film projects or completed films every year, which generally include a "package" of a screenplay and certain talent elements (e.g. producer, director and cast).  In certain limited cases, we will arrange for the creation of a screenplay and the "packaging" of creative elements.  We commission independent production budgets of certain projects to evaluate the project's suitability for production or distribution.  The pictures we produce are selected according to several key criteria formulated to maximize the profit potential of our films, including the potential to license the worldwide distribution rights to the film for an amount greater than the projected production budget (e.g. a minimum profit margin of at least 20%), the potential for the film to be widely accepted as a “quality” or “good” film, whether the key creative talent, including directors and two most prominent cast members, are likely to be both responsible and artistically gifted in creating the motion picture.  There are no "rules" or specific strategic limitations on our choice of motion pictures to produce.   The decision to move forward with a project is our Chief Executive Officer’s decision based on highly subjective factors.  However, we believe that the vast experience of our management team is critical to this decision-making process.  We will, however, only consider a motion picture with a production cost in excess of $15,000,000 if we are able to manage the risks of production through “pre-sales” or equity contribution to production of that picture.

In 2007, Seven Arts Pictures Louisiana LLC (“SAP LA”), a subsidiary of SAP (one of our controlling shareholders and a company controlled by Peter Hoffman, our Chief Executive Officer), acquired real property in New Orleans, Louisiana, which they are in the process of developing as a production and post production facility for motion pictures in Louisiana. Over the past five years, Louisiana has become a popular destination for the production of motion pictures due to very favorable tax incentives. Since 2005, we have produced or acquired the distribution rights to six motion pictures produced under the Louisiana Motion Picture Incentive Act (the “Louisiana Incentives”), which provides substantial transferable tax credits for film production activities in Louisiana accredited to us whether we produce or acquire a motion picture. The Louisiana Incentives provide generally that the producer will receive both a 25% transferable investment tax credit on all film expenditures on Louisiana vendors and a 10% transferable labor tax credit on all expenditures for labor performed in Louisiana by Louisiana residents.  We generally obtain loans during production of a motion picture in Louisiana secured by these tax credits after a “pre-certification” by the Louisiana Film Office that the applicable motion picture qualifies for the Louisiana Incentives.  We are then able to transfer these tax credits at a discount to third parties upon completion of the motion picture, audit by independent accountants of the applicable expenditures and “certification” by the Louisiana Film Office of tax credits payable based on the audited expenditures.  We use the proceeds from the transfer of the tax credits to third parties to repay the loan secured by the tax credits, at which time the lender releases its security interest in the tax credits.  We take advantage of similar refundable (but not transferable) tax credits available for film production expenditures in the United Kingdom, Canada and Hungary.

We expect the post production facility in Louisiana will open for operation by June 30, 2009 and be fully completed by December 31, 2009. When completed, this facility will be leased to our motion picture productions in Louisiana and to other motion picture productions by unrelated parties.  SAP LA secured a credit facility in the aggregate principal amount of $3,700,000, which has been used to acquire and begin the improvements on the property.  We have guaranteed the amounts that SAP LA borrows under this facility.  We do not anticipate the use of any material amount of our working capital to complete and operate this facility, and we expect to realize substantial film production, film infrastructure, historic rehabilitation and other state and federal tax credits and other tax incentives from the acquisition, renovation, and operation of this property as a post production facility.

Licensing of Distribution Rights

We license distribution rights in our motion pictures in the United States and in most foreign territories prior to and during the production or upon the acquisition of rights to distribute a picture. We share in the commissions generated by the sales of the pictures.  Sale of a license to distribute a motion picture prior to its delivery is termed a “pre-sale” and may occur at any time during the development and production process. In a typical license agreement, we license a picture to a distributor before it is produced or completed for an advance from the licensee, which advance is recoverable by the distributor from our share of the revenues generated by the distribution of the picture in the licensee’s territory, after deduction of the distributor’s expenses and distributor fee.  The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance payable 10-20% on execution (i.e., the cash deposit) and the balance on delivery (i.e., the letter of credit or “bank letter”).  The license grants the distributor the right to the post-theatrical release of the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to us and we are then free to re-license the picture.  The license specifies that the distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the distributor has recouped its advance, costs, and fees, any remaining revenue is shared with us according to a predetermined formula. This is known as an “overage” and can be a significant source of revenue for us from successful films. However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for us in the form of an “overage” in that territory.  In all of our licensing arrangements, we retain ownership of our films and maintain our control of each copyright. We intend to continue the practice of retaining underlying rights to our film projects in order to continue to build our motion picture library to license or sell in the future.

Finance

We create a separate finance plan for each motion picture we produce.  Accordingly, the sources of the funds for production of each motion picture vary according to each finance plan.  We utilize "tax-preferred" financing (e.g., tax credits, sale/lease back transactions and direct subsidies), "mezzanine" or "gap" funds, which are senior to our equity and tax preferred funds, and senior secured financing with commercial banks (e.g. Comerica Bank and First California Bank) or private lenders (e.g., Blue Rider Pictures, A-Mark Entertainment, Parallel Pictures), together in certain cases with a limited investment from us, which is customarily less than 10% of the production budget.  Since each finance plan is unique to each motion picture, we cannot generalize as to the amount we will utilize any of these sources of funds for a particular motion picture.  We generally obtain some advances or guarantees prior to commitment to production of a motion picture project, but those amounts may not be substantial on smaller budgeted motion picture (e.g., under $10,000,000), and in certain cases we have committed to production with an insubstantial amount of advances and guarantees. Unless we can manage the risks of production through the use of these financing techniques, we will not likely commit to production of larger budget motion pictures (e.g., over $15,000,000), and we have never in the past committed to such productions, without substantial advances or guarantees from third-party distributors, or the equivalent in "non-recourse" financings.

Motion Picture Library

In total we and our predecessors have produced or acquired interests in the following 31 motion pictures to date described below in the table.  We own (directly or through grants of all rights in perpetuity or at least theatrical, video, and television rights) the copyright to each picture designated as "CR" in the table below, which are the pictures produced or co-produced by us, and for all other pictures in table below we own all material and distribution rights in the markets in which we operate for at least all territories outside the United States and Canada for no less than 15 years, which generally are the motion pictures we acquire for distribution only.  Historically, in any financial period a small number of motion pictures have accounted for the vast majority of our revenues generated from our motion picture library.

Title	Talent		Delivery Date	1st U.S. Release	Date Distribution Rights Terminate

American Summer aka The Pool Boys (CR)	Director: Cast:	J.B. Rogers Matthew Lillard	06/08	scheduled 8/09	n/a

Asylum (CR)	Writer:	Patrick Marber	05/04	08/05	n/a
	Director:	David MacKenzie
Ian McKellan
	Cast:	Natasha Richardson

Autopsy (CR)	Director:	Adam Gierasch	06/08	1/09	n/a
	Cast:	Robert Patrick
Back In The Day	Writer:	Michael Raffanello	03/05	05/05	11/11/2019
	Director:	James Hunter
	Cast:	Ving Rhames
Ja Rule

Boo (1)	Writer/Director:	Anthony C. Ferrante	03/05	10/05	5/14/2008
	Cast:	Trish Cohen
Happy Mahaney

A Broken Life	Writers:	Neil Coombs, Anna Lee	06/08	09/08	10/26/2026
& Grace Kosaka
	Directors:	Neil Coombs
	Cast:	Tom Sizemore
Ving Rhames
Grace Kosaka
Saul Rubinek

Captivity	Writer:	Larry Cohen	03/06	07/07	5/10/2008
	Director:	Roland Joffe
	Cast:	Elisha Cuthbert

Cemetery Gates (1)	Writer:	Brian Patrick O’Tolle	03/05	05/06	4/4/2020
	Director:	Roy Knyrim
	Cast:	Reggie Bannister

Title	Talent	Delivery Date	1st U.S. Release	Date Distribution Rights Terminate

Deal (CR)	Writer:	Gil Cates, Jr.	03/07	04/08	n/a
& Marc Weinstock
	Director:	Gil Cates, Jr.
	Cast:	Burt Reynolds
Bret Harrison
Shannon Elizabeth
Jennifer Tilly

Drunkboat	Writer:	Bob Meyer & Randy Buescher	12/08	not yet scheduled	4/28/2011
	Director:	Bob Meyer
	Cast:	John Malkovich
John Goodman
Dana Delaney

Gettin’ It	Writer/Director:	Nick Gaitatjis	12/06	08/07	4/4/2017
	Cast:	Jessica Canseco
Patrick Censoplano
Cheryl Dent
Sandra Staggs

Hades aka The Black Waters of Echo	Director: Cast:	Gabriel Bologna Robert Patrick	not yet delivered	not yet scheduled	10/26/2027
Pond		Danielle Harris

The Hustle	Writers:	David Howard	10/02	12/02	n/a
(CR)		& Michael Capellupo
	Director:	Stuart Cooper
	Cast:	Bobbie Phillips
Robert Wagner

I’ll Sleep When	Writer:	Trevor Preston	06/04	06/04	n/a
I’m Dead (CR) (1)	Director:	Mike Hodges
	Cast:	Clive Owen
Malcolm McDowell
Jonathan Rhys Meyers

Johnny Mnemonic	Writer:	William Gibson	12/94	05/95	n/a
(CR)	Director:	Robert Longo
	Cast:	Keanu Reeves
Dolph Lundgren

Knife Edge	Director: Cast:	Anthony Hickox Joan Plowright	06/08	not yet scheduled	3/23/2031
Natalie Press

The Mesmerist	Writers:	Ron Marasco	06/02	09/02	n/a
& Michael Goorjian
	Director:	Gil Cates, Jr.
	Cast:	Neil Patrick Harris
Jessica Capshaw

Mirror Wars	Writers:	Alex Kustanovich	11/06	07/07	2/3/2011
& Oleg Kapanets
	Director:	Vasily Chiginsky
	Cast:	Armand Assante
Malcolm McDowell
Rutger Hauer

Never Talk To Strangers	Writers:	Lewis A. Green	09/95	10/95	n/a
(CR) (1)		& Jordan Rush
	Director:	Peter Hall
	Cast:	Antonio Banderas
Rebecca DeMornay

Night of the Demons (CR)	Director: Cast:	Adam Gierasch Shannon Elizabeth	not yet delivered	not yet scheduled	n/a
Edward Furlong
Diora Baird

Nine Miles Down (CR)	Director: Cast:	Anthony Waller Adrian Paul	not yet delivered	not yet scheduled	n/a
Kate Nauta

No Good Deed (CR)	Writer:	Christopher Canaan	05/02	09/03	n/a
& Steve Banancik
	Director:	Bob Rafelson
	Cast:	Samuel L. Jackson
Milla Jovovich

Noise aka	Writer/Director:	Henry Bean	03/07	05/08	n/a
The Rectifier	Cast:	Tim Robbins
(CR)		William Hurt
Bridget Moynahan
William Baldwin

Pool Hall Prophets aka Shooting Gallery	Writer/Director:	Keoni Waxman	09/05	12/05	n/a
(CR)	Cast:	Freddie Prinze, Jr.
Ving Rhames

Popstar	Writer:	Timothy Barton	03/05	11/05	10/19/2014
	Director:	Richard Gabai
	Cast:	Aaron Carter
Alana Austin

Red Riding Hood	Writer:	Timothy Dolan	03/06	06/06	5/2/2015
	Director:	Randall Kleiser
	Cast:	Lanie Kazan
Morgan Thompson

Shattered Image	Writer:	Duane Poole	06/98	12/98	n/a
(CR) (1)	Director:	Raul Ruiz
	Cast:	William Baldwin
Anne Parillaud

A Shot At Glory	Writer:	Denis O’Neill	01/02	05/02	9/30/2016
	Director:	Michael Corrente
	Cast:	Robert Duvall
Michael Keaton
Stander (CR)	Writer:	Bima Stagg	10/03	08/04	n/a
	Director:	Bronwen Hughes
	Cast:	Thomas Jane
Deborah Unger

Supercross	Writer:	Ken Solarz	08/05	08/05	5/25/2019
	Director:	Steve Boyum
	Cast:	Sophia Bush
Steve Howey
Cameron Richardson

The Wedding Chest	Writer:	Ekaterina Tirdatova	3/08	not yet scheduled	10/4/2021
	Director:	Nurbek Egen
	Cast:	Natasha Regnier
Bolot Tentimyshov

(1)  Indicates a motion picture for which we do not own the distribution rights in the United States and Canada.

MANAGEMENT

The following sets forth the name and position of each of our directors and executive officers:

Name	Position	Age	Date First Elected or Appointed	Date of Expiration of Current Term (1)
Peter Hoffman	CEO, Director	59	September 2, 2004	November 15, 2011
Michael Garstin	President, Director	60	July 1 2008	November 15, 2010
Philip Kendall	Chairman, Director	61	September 1, 2008	November 15, 2010
Julia Verdin	Director	46	January 3, 2007	November 15, 2009
Anthony Hickox	Director	44	January 3, 2007	November 15, 2009
Elaine New	CFO, Director	49	January 11, 2007	November 15, 2009
Kate Hoffman	COO, Director	31	February 26, 2008	November 15, 2010
Reiko Bradley	President, Seven Arts International	48	October 15, 2008	NA

(1)           Directors serve for three years.

The Directors served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

The experience and qualifications of the directors and senior management for at a minimum the last five years are as follows:

Peter Hoffman has been our Chief Executive Officer and one of our directors since September 2004 and is also our founder.   Under his direction, we and our predecessors have produced and or distributed over thirty features since our inception including: Johnny Mnemonic, Never Talk To Strangers, 9 ½ Weeks II and Shattered Image.   As our CEO, his responsibilities include, among others, the selection and production of motion pictures, strategic planning, business development, operations, financial administration, accounting, and reporting to the Board of Directors. Mr. Hoffman was previously President and CEO of Carolco Pictures.  He was directly involved at Carolco in the production of a large slate of independent motion pictures, including Terminator 2, Basic Instinct, Total Recall, and Rambo III. Mr. Hoffman is a graduate of the Yale Law School and has participated as a lawyer and executive in numerous financial and tax preferred financings for more than twenty-five years.  Mr. Hoffman is the father of Kate Hoffman, our Chief Operating Officer and our Executive Director.

Michael Garstin has been our President and one of our directors since June 2008.  As our president, his responsibilities include strategic planning, business development, financial administration and fundraising. He began his career as a Lending Officer at Chase Manhattan Bank, then joined Filmways Corp., later renamed Orion Pictures, as a Board Director and Chief Financial Officer.  Subsequently, he returned to Wall Street and worked as a Senior Managing Director and Head of the Media & Entertainment Group at Bear Stearns & Co., during which time he provided advice to and helped raised capital for a number of independent film companies, including Carolco Pictures, on whose Board of Directors he served for a number of years. He later ran the New York Investment Banking departments for both Daniels & Associates and CEA and worked as a Managing Director at Gleacher & Co., and at SMH Capital.

Philip Kendall has been the Chairman of our Board of Directors since September 2008.  He is a graduate of Oxford University and Manchester Business School and began his investment banking career in Corporate Finance and Capital Markets at Baring Brothers in New York and London. Later he became a main board Director and Head of Corporate Finance Origination at Samuel Montagu & Co, and then he became Partner and Head of Lead Advisory, Corporate Finance, for PricewaterhouseCoopers in London. He is currently Senior Advisor to investment bankers Hawkpoint Partners Ltd, and a non-executive director of several listed UK companies.

Julia Verdin has been a director since January 2007. She is an independent film producer. Ms. Verdin produced Stander, directed by Bronwen Hughes, was an Executive Producer on Merchant of Venice, directed by Michael Radford and starring Al Pacino, Jeremy Irons and Joseph Fiennes and a co-producer on Riding the Bullet, based on a Steven King story which was directed by Mick Garris and stars David Arquette, Jonathan Jackson, Erika Christensen and Barbara Hershey.

Anthony Hickox has been a director since January 2007.  He is a film director, writer and producer.  Mr. Hickox wrote and directed his first film, Waxworks at the age of 21.  Mr. Hickox was involved in the production of or direction of Sundown, Warlock: Armageddon; Children of the Corn, Turn of the Screw; Carnival of Souls, and Hellraiser 3: Hell on Earth.

Elaine New has been our Chief Financial Officer and a director since January 2007.  As our Finance Director, her responsibilities include overseeing financial administration, preparing accounting and financial statements, liaising with auditors, accountants, and financial community/shareholders; and preparing, paying and organizing our expenses, taxes, and activities, and ensuring our compliance with all financial statutory and regulatory requirements. She is Cambridge University educated and is a Price Waterhouse (London) qualified Chartered Accountant.  Elaine has been in the media industry for the last eight years as Finance Director of Metrodome Group plc, a UK film distributor.  Ms. New was previously engaged as Financial Controller of Harrods International, helping to establish an airport retailing arm, and as Commercial Director of Outfit, a new division of Sears Womenswear Ltd that she helped to create in the latter part of the 1990s.  Ms. New has been on the Executive Committee of The Quoted Companies Alliance for almost three years helping represent small to mid-cap companies listed both on AIM and the main list of The London Stock Exchange.

Kate Hoffman has been our Chief Operating Officer and a director since February 2008.  As our COO, her responsibilities include supervising the production of motion pictures and licensing and delivering our motion pictures to third parties. She began her career at the age of 17 as an intern for Hollywood casting directors, Mary Vernieu and Risa Gramon-Garcia.  Ms. Hoffman then worked for film agent Mort Viner at International Creative Management until his retirement when she joined our predecessors in 1998.  She has managed the development, production and delivery of films including The Believer, No Good Deed, Stander, and Asylum.  In addition to her production responsibilities, Ms. Hoffman is responsible for international distribution, acquisitions and film financing. Ms. Hoffman is the daughter of Peter Hoffman, our Chief Executive Officer and a director.

Reiko Bradley has been the President of Seven Arts International, since October 2008.  As president of Seven Arts International, her responsibilities include arranging for the licensing of rights to our motion pictures and collecting revenues for distribution.  After being based in Los Angeles, Ms. Bradley re-located to Australia in July of 2003 to launch Becker Films International where she worked until April 2006.  Prior to launching BFI, Ms. Bradley was Executive Vice President of Worldwide Distribution for MDP Worldwide for 6 years handling over 150 films, ranging from then action star Jean Claude Van Damme films to mainstream films such as Johnny Mnemonic.  A graduate of the University of Michigan, Reiko Bradley speaks English and Japanese and is conversational in French.  She was born and raised in Japan.

Compensation

Since February 15, 2009, our compensation policies with respect to our directors and executive officers are established, administered, and the subject of periodic review by our independent directors in accordance with the NASDAQ Marketplace Rules. Total compensation accrued and/or paid (directly and/or indirectly) to the directors and senior management during the fiscal period ended June 30, 2008 was $2,077,728. We have a Remuneration Committee, consisting of Mr. Kendall and Ms. Verdin, that reviews and approves all employee compensation and bonuses.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name	Fifteen Month Fiscal Period Ended June 30,	Salary ($)	Bonus ($)	Other Annual Compen sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay outs ($)	All Other Compensation ($)
Peter Hoffman	2008	625,000	500,000	-	-	-	-	-
Elaine New	2008	375,000	300,000	-	-	-	-	-
Kate Hoffman	2008	66,600	106,000	-	-	-	-	-
Michael Garstin (1)	2008	16,667	0	-	-	-	-	-
Other Directors as a Group	2008	88,461	0	-	-	-	-	-

(1)  We appointed Michael Garstin as President as of June 1, 2008. As such, annual compensation for Mr. Garstin for the fifteen month fiscal period ending June 30, 2008 reflects only one month of salary compensation.

Stock Options

Stock Option Grants from Inception to December 31, 2008

Name	Number of Options Granted	% Of Total Options Granted on Grant Date	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Michael Garstin	100,000	100%	$1.54	6/1/2008	5/31/2011	$1.54
Tony Hickox	10,000	100%	$2.29	1/3/2007	1/3/2010	$2.29
Julia Verdin	10,000	100%	$2.29	1/3/2007	1/3/2010	$2.29
Elaine New	10,000	100%	$2.29	1/3/2007	1/3/2010	$2.29
Philip Kendall	20,000	100%	$1.46	9/30/2008	9/29/2011	$1.46
Other Employees	90,000	100%	$1.55	11/7/08	11/7/08	$1.55

In addition, we have granted stock options in the following amounts to the following persons in connection with financing services provided by them:

Name	Number of Options Granted	Exercise Price Per Share	Market Value of Securities on Date of Grant	Grant Date	Expiration Date
Blue Rider Finance/Robert Oppenheim	50,000	$1.125	$1.463	Jan. 22, 2008	Jan. 23, 2011
Trafalgar Capital Specialized Investment Fund	160,000 60,000	$1.013 $1.013	$1.463 $1.988	Jan. 31, 2008 Oct. 30, 2008	Jan. 30, 2013 Oct. 30, 2013

Change of Control Remuneration

In our 2008 fiscal year and to date, we have no plans or arrangements in respect of remuneration received, or that may be received, by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior manager other than those set out in Peter Hoffman’s Employment Agreement.  Pursuant to the Employment Agreement, if we terminate Peter Hoffman without cause, we shall be entitled to pay SAP, one of our controlling shareholders and a company controlled by Mr. Hoffman, a lump sum of approximately $1,500,000 and assign to Mr. Hoffman all projects in development during the term of his employment.

Other Compensation

No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock options discussed above, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to some of our directors or senior management, except that our Board has adopted a bonus plan substantially in the following form:

1.
Remuneration Committee will recommend amount of bonus pool each year, which will be 10% of pre-tax profits for the prior fiscal year.  The CEO and the Remuneration Committee will decide recipients of project-related awards and amounts.

2.	In future years, comparisons will be made to peer groups in the motion picture industry.

3.	There will be two types of annual bonuses:
                (a) Those related to the overall management of our company
                         (b) Those related to performance on specific projects

4.	Managers in bonus pool:
          (a)  Peter Hoffman (CEO)
          (b)  Michael Garstin (President)
          (c)  Elaine New (CFO)
          (d)  Kate Hoffman (COO)
          (e)  Reiko Bradley

5.	Management bonuses as follows:
		CEO	Management	Project Related
	Company Results	40%	25%	15%
	Individual Objectives	10%	30%	50%
	Subjective	20%	20%	25%
	Share Performance	30%	25%	10%

6.	Individual objects for Management will be agreed by the Board.

7.	Criteria include individual contributions to our overall profits.

Seven Arts Employee Benefit Trust

We established the Seven Arts Employee Benefit Trust (“EBT”) to acquire 3,000,000 of our preference shares from Armadillo Investments plc in a transaction described in “Certain Related Transactions” below. After completion of this offering and the transaction described in Certain Related Transactions, EBT will own approximately 1,000,000 of our ordinary shares less approximately 140,000 of our ordinary shares which will be sold by EBT to our President, Michael Garstin. EBT has granted an option to a third-party investment adviser to acquire 50,000 ordinary shares.

EBT is governed by a Trust Deed that we entered into with the trustee.  Under the Trust Deed, we have the power to remove the trustee and to replace it with one or more trustees of our choosing.  The Trust Deed also restricts the trustee from voting our ordinary shares held by EBT without our approval.  All cash and ordinary shares owned by EBT are held by EBT for the benefit of our current UK employees (including Mr. Kendall, Ms. New and Ms. Hoffman), which group may be expanded in the future to all our employees. Any distributions by EBT will be approved by the trustees and are expected to be made to our executive management as part of our bonus plan described above.

Pension/Retirement Benefits

No funds were set aside or accrued by us during fiscal 2008 to provide pension, retirement or similar benefits for directors or senior management.

Executive Employment Agreements

SAP has an employment agreement with Peter Hoffman pursuant to which he will act as our CEO until December 31, 2013. Upon acquisition of control of our company, we entered into a contract with the SAP to secure Mr. Hoffman's services solely to us and our subsidiaries as our CEO.  In connection with that employment agreement, we have granted Mr. Hoffman

•	the right to sole responsibility for creative and business decisions regarding motion pictures we develop and produce,

•	a right of first refusal to produce remakes, sequels or prequels of motion pictures produced by Mr. Hoffman and acquired by us or any motion picture produced by us during his employment,

•	an annual salary of $500,000 per year plus bonuses, expenses and a signing option and

•
a right upon termination without cause to a lump sum payment of approximately $1,500,000, an assignment of all projects in development during the term of his employment and any amounts due upon such compensation as an excise tax.

We have an employment agreement with Michael Garstin pursuant to which he will serve as our President until December 31, 2013 at a salary of $200,000 per year plus bonuses and expenses.

Both of the employment agreements grant us a right to injunctive relief if the respective employee breaches the agreement.  The employment agreements do not contain “non-compete” clauses.

Director Compensation

We have entered into an agreement with Philip Kendall, our Chairman, terminable on sixth months’ notice by either party, at a rate of approximately $37,500 (£25,000) per annum plus options to acquire 20,000 of our ordinary shares. Any other Director who is not part of the executive management will receive approximately $2,250 (£1,500) per meeting attended.

Board of Directors Committees

We have an Audit Committee, which recommends to the Board of Directors the engagement of our independent auditors and reviews with the independent auditors the scope and results of our audits, our internal accounting controls, and the professional services furnished by our independent auditors.  The current members of the Audit Committee are Mr. Garstin and Mr. Kendall.  The Audit Committee did not meet separately in the fiscal period ended June 30, 2008.

We have a Remuneration Committee (Mr. Kendall and Ms. Verdin) and a Nomination Committee (Mr. Hoffman and Ms. Verdin).

All Committees of the Board are organized pursuant to our Board of Directors Memorandum and resolutions of the Board of Directors. The terms of reference of each committee are based on the subject matter jurisdiction of each Committee. The Remuneration Committee reviews and approves all employee compensation and bonuses. The Nomination Committee proposes candidates for election to our Board of Directors.

All meetings of each Committee are on an ad hoc basis, decisions are made by majority vote and all decisions are reported to the full Board of Directors for approval.

Employees

As of December 31, 2008, Seven Arts had 14 employees and independent contractors, providing full time services. Our affiliates employ many part time employees for production of our motion pictures, but we do not engage temporary employees on any regular or material basis. We are not signatory to any labor union collective bargaining agreements, but our affiliates in the United States are signatory to the current Writer’s Guild of America, Directors Guild of America and IATSE Low Budget Agreements and have in the past been signatory to the Screen Actors Guild Agreement (which has now expired). Our employees have ranged from a low of six to a high of fourteen over the last three fiscal years.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The following table sets forth, as of December 31, 2008 certain information regarding the beneficial ownership of our ordinary shares and preference shares by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares, each of our directors and executive officers, and all of our directors and executive officers as a group.

		Prior to the Offering		After the Offering(2)		After the Over-Allotment Option (2)
Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class	Amount of Beneficial Ownership (1)	Percent of Class	Amount of Beneficial Ownership (1)	Percent of Class
Seven Arts Pictures Inc.(3)	6121 Sunset Blvd, Hollywood, CA 90028	1,607,000	23.3%	1,607,000	20.9%	1,607,000	20.9%
Seven Arts Employee Benefit Trust(4)	38 Hertford Street, London, W1J 7SG	2,400,000	32.9%	1,000,000	13.0%	625,000	9.1%
Langley Park Investment Trust PLC (7)	30 Finsbury Square, London, EC2P 2YU	1,657,627	21.8%	1,657,627	19.7%	1,657,627	19.7%
ApolloMedia GmbH & Co. Filmproduktion KG (8)	Candidplatz 11, 81543 Munich, Germany	700,000	10.2%	0	0%	0	0%
Michael Garstin (4) (6)	6121 Sunset Blvd, Hollywood, CA 90028	100,000	1.4%	100,000	1.3%	100,000	1.3%
Elaine New (6)	38 Hertford Street, London, W1J 7SG	10,000	(5)	10,000	(5)	10,000	(5)
Anthony Hickox (6)	6121 Sunset Blvd, Hollywood, CA 90028	10,000	(5)	10,000	(5)	10,000	(5)
Julia Verdin (6)	6121 Sunset Blvd, Hollywood, CA 90028	10,000	(5)	10,000	(5)	10,000	(5)
Trafalgar Capital Investment Fund (9)	8-10 Rue Mathias Hardt, BP 3023, Luxembourg L-1030	426,110	5.8%	0	0%	0	0%
Philip Kendall (6)	41 Lothbury, London EC2R 7AE	20,000	(5)	20,000	(5)	20,000	(5)
Other Employees (6)		50,000	(5)	50,000	(5)	50,000	(5)
All Officers and Directors as a Group		2,047,000	29.1%	2,047,000	26.2%	2,047,000	26.2%
Total 5% Holders		6,364,627	79.6%	4,264,627	50.8%	3,889,627	46.3%

(1)
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities and includes shares underlying convertible debentures, warrants and options that have been issued, granted and have vested and not been exercised and shares underlying options that will vest within the next 60 days only in respect to any person listed in the table. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by him/her.

(2)
Assumes (i) a total of 1,700,000 ordinary shares are returned to us immediately upon completion of the offering for the repayment of indebtedness, (ii) 500,000 preference shares convertible into 400,000 ordinary shares are returned to us, and (iii) the underwriters’ representative does not exercise warrants to purchase up 125,000 of our ordinary shares.

(3)
Peter Hoffman controls approximately 70% of the voting stock of SAP, and is a beneficial owner of our ordinary shares held by Seven Arts Pictures Inc.  This total does not include 700,000 ordinary shares pledged to ApolloMedia and over which ApolloMedia has dispositive control.  We intend to use the proceeds from the offering to pay a settlement amount with ApolloMedia upon the occurrence of which these 700,000 shares will be returned to us (see “Use of Proceeds”).

(4)
Under the terms of the Trust Deed establishing the Seven Arts Employee Benefit Trust, EBT is to abstain from voting any of our shares that it holds unless we determine otherwise.

Includes 400,000 ordinary shares underlying our preference shares. The Seven Arts Employee Benefit Trust has agreed to (i) sell 140,000 of our ordinary shares to our President, Michael Garstin and (ii) to return 1,000,000 of our ordinary shares on completion of this offering, as indicated in Certain Related Transactions. If Mr. Garstin acquires these 140,000 of our ordinary shares prior to the offering, the following information regarding Mr. Garstin and Seven Arts Employee Benefit Trust will replace the corresponding data above, taking into account Mr. Garstin’s option disclosed above:

			Prior to the Offering		After the Offering(2)		After the Over-Allotment Option (2)
Title of Class	Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class	Amount of Beneficial Ownership	Percent of Class	Amount of Beneficial Ownership	Percent of Class
	Michael Garstin	6121 Sunset Blvd, Hollywood, CA 90028	240,000	3.48%	240,000	3.12%	240,000	3.07%
	Seven Arts Employee Benefit Trust	38 Hertford Street, London, W1J 7SG	2,260,000	31.0%	860,000	11.2%	485,000	6.3%

(5) Less than one percent.

(6) Represents ordinary shares underlying vested options.

(7) Includes 700,000 ordinary shares underlying convertible redeemable debentures.

(8) Represents 700,000 ordinary shares pledged by SAP and over which ApolloMedia has dispositive control. We intend to use proceeds from this offering to pay a settlement amount to ApolloMedia upon which time SAP and ApolloMedia have agreed that such ordinary shares would be returned to us.

(9) Represents 220,000 ordinary shares representing warrants and represents 206,110 ordinary shares underlying a term loan (or 838,574 ordinary shares if the Note were deemed to be in default within the next 60 days).  We intend to retire this term loan using the proceeds from this offering.

CERTAIN RELATED TRANSACTIONS

We have entered into several agreements and arrangements with Seven Arts Pictures Inc., an entity that holds approximately 23.3% of our stock and whose majority beneficial shareholder is our Chief Executive Officer, Peter Hoffman.  These transactions include:

●
Upon acquisition of control of our company by SAP in September 2004, we entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP to us for the direct costs thereof.  Pursuant to an intercompany agreement, SAP also from time-to-time will own limited liability companies in the United States, with all distribution rights and profits thereof for our account and provide other services for our account at no fee other than Mr. Hoffman’s salary and the direct third-party costs of SAP’s Los Angeles office, all of which are reflected in our financial statements.  These other services will be for any reasonable requests of our management including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of our business.   SAP assigned to us any results and proceeds arising from services performed by SAP on our behalf. We granted SAP the power and authority to enter into agreements on our behalf.  Although under the terms of the agreement, SAP is not to take any actions on our behalf without our approval, in practice we have not required SAP to receive our prior approval.

●
SAP has from time-to-time made non-interest bearing advances to us or our subsidiaries, when we have not collected our receivables because we do not have a working capital line of credit, all as judged appropriate by management.  All advances are for customary working capital purposes and total approximately $450,000 as of December 31, 2008.

●
Together with SAP, we entered into a settlement agreement, dated September 30, 2006, with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) related to a dispute regarding amounts ultimately payable to ApolloMedia from distribution of the motion picture Stander and one of our subsidiaries assumption of indebtedness of approximately $2,000,000 related to Stander upon acquisition of control of our company by SAP.   The Settlement Agreement fully releases us and our subsidiaries from any liability to ApolloMedia in exchange for a payment of $1,650,000 to be made by SAP. In connection with the SAP’s payment obligation of the settlement amount to ApolloMedia, we issued 700,000 ordinary shares to SAP which SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement. SAP has agreed that it will (1) return to us all ordinary shares in excess of 400,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to us from SAP’s ordinary shares, any ordinary shares in excess of 400,000 in fact sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.   The shares pledged to ApolloMedia will be sold by it as necessary for ApolloMedia to derive net proceeds of $1,640,000, and any pledged shares remaining after such sale (if any) will be returned to us.

We have entered into several agreements and arrangements with Seven Arts Pictures Louisiana LLC (“SAP LA”), an entity that is 60% beneficially owned by SAP, one of our controlling shareholders and a company Chief Executive Officer, Peter Hoffman. These transactions include:

●
A guarantee that we provided to SAP LA to cover its indebtedness under a Credit Agreement that SAP LA entered into with Advantage Capital Community Development Fund, L.L.C., dated October 11, 2007, for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana. The aggregate borrowing amount under this facility is $3,700,000, of which $2,300,000 was drawn down as of December 31, 2008.

●
A distribution agreement that we entered into with SAP LA pursuant to which we granted SAP LA the right to distribute our motion pictures in return for a fee of 20% of the revenues generated from these films and pursuant to which SAP LA would provide us with an amount of no less than what SAP LA received from us under this agreement.

We have secured an $8,300,000 loan (the "Arrowhead Loan") owed by Seven Arts Future Flow I (“SFF”), an entity that is 60% beneficially owned by SAP (one of our controlling shareholders and a company controlled by our Chief Executive Officer, Peter Hoffman), with liens on twelve motion pictures.  SFF borrowed these funds from Arrowhead Target Fund Ltd. ("Arrowhead") in February 2006, at an interest rate of 15% per annum. Our only liability is to repay the Arrowhead Loan from the proceeds of the film assets securing the Arrowhead Loan, and we are not required to repay the Arrowhead Loan from any other of our assets or revenues. This loan is currently in default and we and SFF are negotiating with Arrowhead on the extension of the loan (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for a description of the Arrowhead Loan).

The Seven Arts Employee Benefit Trust (“EBT”) currently owns approximately 29% of our outstanding ordinary shares (see “Management – Compensation – Seven Arts Employee Benefit Trust” for a description of EBT). We advanced a loan at a nominal rate of interest totaling approximately $3,300,000 to EBT consisting of approximately $2,150,000 cash and 1,600,000 ordinary shares of Armadillo Investments plc (“Armadillo”) carried by us at a value of approximately $1,150,000. On October 30, 2008, the Seven Arts Employee Benefit Trust acquired 3,000,000 of our convertible preference shares from Armadillo for approximately $2,145,000, payable $715,000 on execution, $715,000 six months thereafter, and $715,000 twelve months thereafter, and for a return to Armadillo of 1,600,000 ordinary shares of Armadillo. We have guaranteed the remaining approximately $1,430,000 due to Armadillo, which we expect to pay from the proceeds of this offering as an additional advance to EBT, potentially increasing our total advance to approximately $3,289,000 (“Trust Loan”). On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 of our ordinary shares.

We have agreed with EBT that it will satisfy the Trust Loan after this offering by returning to us 1,000,000 of our ordinary shares and the remaining 500,000 convertible preference shares owned by EBT. EBT has pledged approximately 1,300,000 ordinary shares to Armadillo to secure the sum due to Armadillo, which pledge will be terminated upon payment by us of approximately $1,430,000 to Armadillo from the proceeds of this offering.

Together with Seven Arts Pictures, Inc., we have guaranteed a $4,000,000 loan of December 17, 2007 between Palm Finance Corporation and Gone To Hell Ltd., a company controlled by our Chief Operating Officer and Director Kate Hoffman.  The loan was made exclusively to finance our motion picture Nine Miles Down and is secured by the distribution rights to that motion picture.  The loan carries an annual rate of interest of 15% and becomes due on June 17, 2009.

We engage as employees, Kate Hoffman, who is the daughter of Peter Hoffman, our Chief Executive Officer, and Patrick Garstin, who is the son of Michael Garstin, our President.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our ordinary shares have traded in the past five years on several different markets.  Starting in February of 2009, our shares have been quoted on the NASDAQ Capital Market under the symbol “SAPX”.  Starting in March of 2008 and continuing until February 12, 2009, our shares have been quoted on the Over-the-Counter Bulletin Board under the symbol “SAPxf”. Our ordinary shares traded on the Alternative Investment Market in London, England from September 2004 until February 2007 under the symbol “SAPP”. Our ordinary shares were listed on the PLUS Market in London, England starting in April 2007 under the symbol “SAPP”.  We notified our shareholders of our decision to de-list our ordinary shares on the PLUS Market on February 25, 2009 and this de-listing was approved by the shareholders at an extraordinary general meeting on March 16, 2009 and the de-listing was effective on March 24, 2009.

The following tables set out the high, low and closing sales prices on the AIM, on the PLUS Market, on the Over-The-Counter Bulletin Board and on the NASDAQ Capital Market for the periods indicated in those tables.

NASDAQ Capital Market
Ordinary Shares Trading Activity

Period	High (dollars)	Low (dollars)	Price at Period End (dollars)
Month Ended
March 2009	$7.60	$5.25	$6.90
February 2009 (1)	$6.75	$5.05	$5.60

(1) We began trading on the Nasdaq Capital Market on February 13, 2009.

Over-the-Counter Bulletin Board Market
Ordinary Shares Trading Activity

Period	High (dollars)	Low (dollars)	Price at Period End (dollars)
Month Ended
February 2009 (through February 11, 2009) (1)	$6.75	$5.25	$6.25
January 31, 2009	$12.50	$4.00	$6.50
December 31, 2008	$9.35	$7.25	$8.00
November 30, 2008	$9.60	$5.50	$9.60
October 31, 2008	$9.25	$5.80	$8.98
September 30, 2008	$5.75	$2.25	$5.75
August 31, 2008	$1.50	$0.55	$2.50

Fiscal Quarter Ended
December 31, 2008	$9.60	$5.40	$8
September 30, 2008	$5.75	$0.55	$5.75
June 30, 2008	$2.50	$1.80	$2.30
March 31, 2008	$2.10	$2.00	$2.10
June 30, 2008 (2)	$2.50	$1.80	$2.30

(1) We ceased trading on the Over-the-Counter Bulletin Board on February 11, 2009.

(2) The information for the 2008 fiscal year only includes data from March 2008 through June 2008 as our ordinary shares only began trading on the Over-the-Counter Bulletin Board in March of 2008.

The following represents historic trading on the Alternative Investment Market (AIM) (through February 2007) and the PLUS Market (through March 2009). We have de-listed our ordinary shares from both markets and do not believe that historic trading on these two exchanges are indicative of current or future trading on NASDAQ Capital Market, our sole current exchange.

PLUS Market
Ordinary Shares Trading Activity

Period	High (pence) (1)	Low (pence) (1)	Price at Period End (pence) (1)
Month Ended
March 2009 (to March 24, 2009) (2)	145	95	145
February 28, 2009	105	105	105
January 31, 2009	107.5	105	105
December 31, 2008	117.5	107.5	107.5
November 30, 2008	132.5	117.5	117.5
October 31, 2008	142.5	122.5	132.5
September 30, 2008	142.5	97.5	129.3
August 31, 2008	97.5	57.5	67.25

Fiscal Quarter Ended
December 31, 2008	142.5	107.5	107.5
September 30, 2008	142.5	57.5	142.5
Ended June 30, 2008	107.5	102.5	102.5
Ended March 31, 2008	97.5	92.5	92.5
Ended December 31, 2007	127.5	102.5	102.5
Ended September 30, 2007	122.5	112.5	122.5
Ended June 30, 2007	127.5	147.5	147.5

Fiscal Period Ended
June 30, 2008	127.5	57.5	67.25

(1) The approximate UK pound/dollar exchange rate as of December 31, 2008 was 1:1.5.

(2)  We ceased trading on the PLUS Market on March 24, 2009.

Alternative Investment Market
Ordinary Shares Trading Activity

Period	High (pence)	Low (pence)	Price at Period End (pence)
Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
March 31, 2007 (1)	247.5	50	147.5
March 31, 2006	100	62.5	62.5
March 31, 2005	175	95	95
March 31, 2004	337.5	87.5	175

(1) The information for the 2007 fiscal year only includes data from April 1, 2006 to February 19, 2007 as our ordinary shares ceased trading on the AIM Market on February 19, 2007.

DESCRIPTION OF SECURITIES

General

Our authorized share capital consists of 114,636,800 ordinary shares, par value of £0.25, 3,000,000 £1 convertible preference shares, and 13,184,000 deferred shares, par value of £0.45 each.

As of the date of this prospectus, 6,870,000 ordinary shares are issued and outstanding, 500,000 preference shares are issued and outstanding and no deferred shares are issued and outstanding.

Trades of Ordinary Shares

The ordinary shares traded on the Alternative Investment Market in London, England until February 16, 2007 and were listed on the PLUS Market in London, England until March 24, 2009.  The Company's ordinary shares were admitted for trading on the Over The Counter Bulletin Board market on March 4, 2008 under the symbol SAPxf; and as of February 12, 2009 are now listed for trading on the NASDAQ Capital Market under the symbol SAPX.

Redeemable Debentures

Langley Park Investment Trust PLC (“Langley”) has converted as of December 31, 2008, 1,250,000 of its convertible redeemable debentures (“Debentures”) into 1,000,000 ordinary shares, which are included in the ordinary shares outstanding as of December 31, 2008.  Langley’s remaining Debentures (approximately $2,516,000) are convertible into ordinary shares on a 2- to-1 basis (i.e. 0.4 ordinary shares for each £1.00 of Debenture). There is no due date or required due date on our Debentures. Debentures rank junior to all our indebtedness and senior only to our ordinary or preference shares

Redeemable Preference Shares

Our convertible redeemable preference shares and their terms of issuance are discussed above in Management’s Discussion and Analysis of Financial Condition and Results of Operation. All the convertible redeemed preference shares formerly owned by Armadillo Investment plc, were sold to the Seven Arts Employee Benefit Trust on October 30, 2008 as indicated in Certain Related Transactions. On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 ordinary shares and 500,000 preference shares remain outstanding, which will be returned to us for cancellation on consummation of this offering. These preference shares may be convertible into 200,000 ordinary shares based on the same formula applicable to the Debentures described above.

Description of Ordinary Shares

The following is a description of our ordinary shares, including their material terms and provisions and as such terms and provisions are applied to our Articles of Association, as amended, and the applicable corporate laws of the United Kingdom.

All of our ordinary shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon our liquidation, dissolution or winding up, holders of ordinary shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of our company.

Annual Meeting

An Annual General Meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding Annual Meeting) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act of 1985 and 2006, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act of 1985 and 2006.

Transfer Agent

Capita Registrars, PO Box 25, Beckenham, Kent BR3 4BR is the registrar and transfer agent for the ordinary shares.

UNDERWRITING AND
PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement, dated February__, 2009, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Rodman & Renshaw, LLC is acting as representative, have severally, and not jointly, agreed to purchase on a firm commitment basis the number of shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Name	Number of Shares
Rodman & Renshaw, LLC

Total

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several but not joint basis all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to continued quotation on the NASDAQ Capital Market and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

Over-Allotment Option

The selling shareholder has granted to the underwriters’ representative an option, exercisable during the 45-day period after the date of this prospectus, to purchase up to 375,000 additional shares of common stock to cover over-allotments, if any, at the same price per share as we will receive for the shares that the underwriters have agreed to purchase. If the underwriters’ representative exercises this option, each of the underwriters will have a firm commitment, subject to limited conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the total shares offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered in this offering are being sold. The selling shareholder will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

Pricing of Securities

The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $______ per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $______ per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our ordinary shares are quoted on the NASDAQ Capital Market under the symbol “SAPX”. On April 13, 2009, the last reported sales price of our ordinary shares was $6.75. The public offering price for the shares was determined by negotiations between us and the underwriters at a price no greater than the mid-point between the bid and ask prices of our ordinary shares on the day prior to closing of the offering based on the function described below in Determination of Offering Price.

We cannot be certain that the public offering price will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will continue after this offering.

Commissions and Discounts

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a $_______ offering price. The information assumes either no exercise or full exercise by the underwriters’ representative of its warrants.

Total
	Per Share	Without Over- Allotment	With Full Over- Allotment
Public offering price	$	$	$

Underwriting discount (1)	$	$	$

Non-accountable expense allowance (2)	$	$	$

Proceeds, before expenses, to us (3)	$	$	$

(1)	Underwriting discount is 7% or $______ per share.
(2)	The non-accountable expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

(3)	We estimate that our total expenses for this offering, excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $______.
(4)	We estimate that the selling shareholder’s total expenses of this offering, excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $______.

Over-allotment Option

Our affiliate, Seven Arts Employee Benefit Trust has granted the underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to 375,000 ordinary shares solely to cover over-allotments, if any, at the same price as the initial shares of shares offered.  If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting discounts and proceeds (before expenses) to the selling shareholder will be $______, $______, and $______, respectively.

Underwriter’s Warrant

We have agreed to issue to the underwriters’ representative warrants to purchase 125,000 shares at an exercise price of $____ (125% of the offering price of the shares being sold hereunder). The warrant is exercisable at any time, from time to time, in whole or in part during the four year period commencing one year from the consummation of this offering. The warrant and the 125,000 shares underlying the warrant, are deemed to be compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rue 5110(g)(1) of the FINRA Rules. Additionally, the warrant may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of this prospectus. However, the warrant may be transferred to any underwriter or selected dealer participating in the offering and their bona fide officers or partners. Although the shares underlying the warrants have been registered under the registration statement of which the prospectus forms a part, the warrant grants to holders demand and “piggy-back” rights for periods of five and seven years respectively, from the date of this prospectus with respect to the registration of the securities under the Securities Act. We will bear all fees and expenses attendant to registering the securities. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. In no event will any holder of the warrant be entitled to receive a net-cash settlement, securities or other consideration in lieu of physical settlement in shares. If the underwriters’ representative fully exercises the warrants, the public offering price and proceeds (before expenses) to us will increase by $______ and $______, respectively.

Lock-Up

All of our officers and directors have agreed that, for a period of six months from the effective date of the registration statement of which this prospectus forms a part, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, without the consent of the representative except for exercise or conversion of currently outstanding warrants, options and convertible debentures, as applicable, and exercise of options under an acceptable stock incentive plan.  The underwriter’s representative may consent to an early release from the lock-up period if, in its opinion, the market for the ordinary shares would not be adversely impacted by sales and in cases of a financial emergency of an officer, director or other shareholder. We are unaware of any officer or director who intends to ask for consent to dispose of any of our equity securities during the lock-up period.

 Other Terms

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses, free writing prospectuses, and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

We have granted to the representative of the underwriters, Rodman & Renshaw, for a period of 12 months from the consummation of this offering, the right of first refusal to act on our behalf (or on behalf of our successor or subsidiary) as lead underwriter or minimally as co-manager with at least 50% of the economics; or, in the case of a three handed deal 33% of the economics, for each and every future public and private equity and public debt offerings, but excluding any debt production financing associated with the financing of a particular motion picture during such 12 month period.

Determination of Offering Price

Our ordinary shares are quoted on the NASDAQ Capital Market under the symbol “SAPX”. On January __, 2009, the last reported sales price of our ordinary shares was $____. The public offering price for the shares was determined by negotiation between us and the underwriters at a price no greater than the mid-point between the bid and ask prices of our ordinary shares on the day prior to closing of the offering.

The public offering price for the shares was determined by negotiation between us and the underwriters.  The principal factors considered in determining the public offering price of the shares included:
 • the information in this prospectus and otherwise available to the underwriters;
 • the history and the prospects for the industry in which we will compete;
 • our current financial condition and the prospects for our future cash flows and earnings;
 • the general condition of the economy and the securities markets at the time of this offering;
 • the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and
 • the public demand for our securities in this offering.

We cannot be sure that the public offering price will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will develop and continue after this offering.

Stabilization

Until the distribution of the shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•
Stabilizing Transactions. Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of our ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

•
Over-Allotments. Over-allotment involves sales by the underwriters of shares of ordinary shares in excess of the number of shares of ordinary shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ordinary shares stock in the open market.

•
Syndicate Coverage Transactions. Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•
Penalty Bids. Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the ordinary shares originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on NASDAQ or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of Ordinary Shares

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the United States. In addition to the public offering of the shares in the United States, the underwriters may, subject to the applicable foreign laws, also offer the shares to certain institutions or accredited persons in the following countries:

Italy. This offering of the shares has not been cleared by Consob, the Italian Stock Exchange’s regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the ordinary shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other document relating to the ordinary shares in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of the shares is not a public offering in the Federal Republic of Germany. The shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaudfspropsektgestz), as amended, and any other applicable German law. No application has been made under German law to publicly market the shares in or out of the Federal Republic of Germany. The shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The shares will only be available to persons who, by profession, trade or business, buy or sell shares for their own or a third party’s account.

France. The shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the shares offered by this prospectus may be effected only in compliance with the above mentioned regulations.

“Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L. 441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

      Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The shares are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Israel. The shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The ordinary shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered. Any resale, directly or indirectly, to the public of the shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Sweden. Neither this prospectus nor the shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997, as amended. This prospectus has not been approved or disapproved by, or registered with, either the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to Norwegian potential investors.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of ordinary shares will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

The Netherlands. Underwriters may not offer, distribute, sell, transfer or deliver any of our securities, directly or indirectly, in The Netherlands, as a part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezich teffectenverkeer1995), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions, and other institutional investors, including, among others, treasuries of large enterprises who or which regularly trade or invest in securities in a professional capacity.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

EXPERTS

The financial statements as of and for the fiscal period ended June 30, 2008 (fifteen months), March 31, 2007, and March 31, 2006 included in this prospectus have been audited by Mazars LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of that firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares sold by us under this prospectus will be passed upon for us by Sprecher Grier Halberstam LLP in London, United Kingdom.  Loeb & Loeb LLP has acted as counsel for the underwriters.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1 to register with the SEC the sale of our shares. This prospectus is a part of that registration statement and constitutes a prospectus of Seven Arts. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. We have included additional information on our company in our Form 20-FR/A fillings currently available at http://www.sec.gov/edgar.html.

We have not authorized anyone to provide you with information that differs from that contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as on any date other than the date of the prospectus.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

INDEX TO FINANCIAL STATEMENTS

Index to the financial information	Page

Report of the Independent Registered Public Audit Firm	F-2

Consolidated profit and loss account for the fifteen month period ended 30 June 2008 and each of the three years ended 31March 2007	F-4

Consolidated statement of total recognized gains and losses for the fifteen month period ended 30 June 2008 and each of the three years ended 31March 2007	F-4

Consolidated balance sheets as at 30 June 2008 and 31 March 2007, 2006 and 2005	F-6

Consolidated cash flow statement for the fifteen month period ended 30 June 2008 and each of the three years ended 31March 2007	F-8

Notes to the financial statements	F-12

Appendix A - Reconciliation to US GAAP	F-34

Unaudited consolidated profit and loss account for the six month period ended December 31, 2008 and the six month period ended September 30, 2007	F-40

Unaudited consolidated statement of total recognised gains and losses for the six months ended 31 December 2008	F-41

Unaudited consolidated balance sheets as at December 31, 2008 and September 30, 2007	F-42

Unaudited consolidated cash flow statement for the six month period ended December 31, 2008 and the six month period ended September 30, 2007	F-43
Unaudited consolidated statement of changes in equity for the six months ended 31 December 2008	F-44

Notes to the unaudited consolidated interim financial information	F-45

Until                       , 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions. No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternates, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares and debt convertible into our ordinary shares). No underwriters were involved in these issuances. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Title of Securities	Consideration

Seven Arts Employee Benefit Trust	2-Nov-08	2,000,000	Ordinary Shares	(1)
Langley Park Investment Trust PLC	15-Mar-07	1,000,000	Ordinary Shares	(2)
Seven Arts Pictures Inc.	4-Sep-04	700,000	Ordinary Shares	(3)
Unique Fidelity Engineering Ltd.	June 28 2007	34,000	Ordinary Shares	$100,000
	August 15 2007	500,000	Ordinary Shares	$287,000
Michael Garstin	1-Jun-08	100,000	Options	(4)
Tony Hickox	3-Jan-07	10,000	Options	(4)
Julia Verdin	3-Jan-07	10,000	Options	(4)
Elaine New	3-Jan-07	10,000	Options	(4)
Chris Bialek	3-Jan-07	10,000	Options	(4)
Philip Kendall	30-Sep-08	20,000	Options	(4)
Michael Arata	1-Jun-08	20,000	Options	(4)
Blue Rider Finance/Robert Oppenheim	22-Jan-08	50,000	Options	(5)
	21-Oct-08	12,500	Ordinary Shares	(7)
Trafalgar Capital Special Investment Fund	15-Oct-08	838,574	Convertible Note	(6)
	31-Jan-08	160,000	Options	(5)
	30-Oct-08	60,000	Options	(5)

(1)           We issued 2,000,000 ordinary shares to Seven Arts Employee Benefit Trust upon the conversion of our 2,500,000 preference shares that they held.
(2)           We issued 1,000,000 shares to Langley Park Investment Trust PLC in exchange for the conversion of £1,250,000 of a convertible debenture that they held.
(3)           We issued 700,000 ordinary shares to Seven Arts Pictures Inc. (“SAP”) so that SAP could pledge those shares to settle an indebtedness that we and SAP had to ApolloMedia with regard to the motion picture Stander.
(4)           We issued these options to employees and consultants as part of a compensation and incentive program.
(5) We issued these options in connection with financing services provided by these persons.
(6) We issued a £1,000,000 Note with a one-year term at 9% annual interest convertible into our ordinary shares at a conversion price of £ 1.19, as adjusted by any decrease in the exchange rate from the date of issuance by the date of conversion. Unless we default under the Note, the Note holder may not convert the Note in any 60 day period into more than 2.99% of our outstanding ordinary shares.
(7) We issued 12,500 of our ordinary shares to Robert Oppenhein pursuant to the exercise of options he had to purchase our ordinary shares for £0.15 per share.

Item 8.	Exhibits and Financial Statement Schedules.
      a. Exhibits

3.1	Articles of Association (incorporated by reference to Exhibit 3.1 to Amendment No. 10 to our Registration Statement on Form 20-F filed on May 8, 2008)
3.2	By-Laws and Board Memorandum of Seven Arts (incorporated by reference to Exhibit 2 to Amendment No. 12 to our Registration Statement on Form 20-F filed on December 12, 2008)
4.1	Specimen Ordinary Share Certificate
5.1	Opinion of Sprecher Grier Halberstam LLP, special UK counsel to the Registrant, as to the validity of the ordinary shares*
10.1	Form of Lock-Up Agreement*
10.2	Form of Underwriting Agreement*
10.3	Employment Agreement for Peter Hoffman (incorporated by reference to Exhibit 3 to Amendment No. 12 to our Registration Statement on Form 20-F filed on December 12, 2008)
10.4	Employment Agreement for Michael Garstin (incorporated by reference to Exhibit 17 to Amendment No. 11 to our Registration Statement on Form 20-F filed on August 15, 2008)
10.5
Subscription Agreement, dated 2004, between Seven Arts Pictures plc and Langley Park Investments plc (incorporated by reference to Exhibit 4 to Amendment No. 2 to our Registration Statement on Form 20-F filed on December 31, 2007)

10.6
Subscription Agreement, dated August 2004, between Cabouchon plc and Armadillo Investments plc (incorporated by reference to Exhibit 5 to Amendment No. 2 to our Registration Statement on Form 20-F filed on December 31, 2007)

10.7
Loan And Security Agreement, dated as of February 15, 2006, among Arrowhead Target Fund Ltd. Seven Arts Future Flows I, LLC, Seven Arts Filmed Entertainment Limited, and Seven Arts Pictures Inc. (incorporated by reference to Exhibit 6 to Amendment No. 2 to our Registration Statement on Form 20-F filed on December 31, 2007)

10.8
Master Agreement, dated December 2006, among Cheyne Specialty Finance Fund L.P. and Arrowhead Consulting Group LLC and Seven Arts Pictures PLC, Seven Arts Filmed Entertainment, Ltd., Seven Arts Pictures, Inc., Seven Arts Future Flows I and affiliates (incorporated by reference to Exhibit 7 to Amendment No. 2 to our Registration Statement on Form 20-F filed on December 31, 2007)

10.9
Subscription Agreement, dated March 6, 2007, between Seven Arts Pictures plc and Unique Fidelity Engineering Limited (incorporated by reference to Exhibit 11 to Amendment No. 3 to our Registration Statement on Form 20-F filed on December 31, 2007)

10.10
Credit Agreement, dated October 11, 2007, between Seven Arts Louisiana, LLC and Advantage Capital Community Development Fund, L.L.C. (incorporated by reference to Exhibit 13 to Amendment No. 7 to our Registration Statement on Form 20-F filed on January 16, 2008)

10.13
Assignment Agreement, dated April 22, 2008, among Cheyne Specialty Finance Fund L.P., Seven Arts Filmed Entertainment Limited, Peter Hoffman, Seven Arts Pictures plc, Seven Arts Future Flows I LLCand other parties affiliated with Seven Arts Pictures plc. (incorporated by reference to Exhibit 16 to Amendment No. 10 to our Registration Statement on Form 20-F filed on May 8, 2008)

10.14
Stock Sale Agreement, dated October 2008, between Seven Arts Pictures plc, Smith & Williamson Trustees (Jersey) Limited and Armadillo Investments Ltd. (incorporated by reference to Exhibit 18 to Amendment No. 12 to our Registration Statement on Form 20-F filed on December 12, 2008)

10.15
Convertible Loan Agreement, dated October 15, 2008, between Seven Arts Pictures plc and Trafalgar Capital Specialized Investment (incorporated by reference to Exhibit 19 to Amendment No. 12 to our Registration Statement on Form 20-F filed on December 12, 2008)

10.16
Bridging Loan Agreement, dated January 31, 2008, between Seven Arts Pictures plc and Trafalgar Capital Specialized Investment (incorporated by reference to Exhibit 15 to Amendment No. 10 to our Registration Statement on Form 20-F filed on May 8, 2008)

10.17
Guarantee and Debenture, dated January 31, 2008, from Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited to Trafalgar Capital Specialized Investment (incorporated by reference to Exhibit 15 to Amendment No. 10 to our Registration Statement on Form 20-F filed on May 8, 2008)

10.18	Intercompany Agreement, dated November 1, 2004, between Seven Arts Pictures plc and Seven Arts Pictures, Inc.
10.19	Letter Agreement, dated September 2, 2004, Regarding the Intercompany Agreement between Seven Arts Pictures plc and Seven Arts Filmed Entertainment Limited
10.20	Letter Agreement, dated September 2, 2004, Regarding the Intercompany Agreement between Seven Arts Pictures plc, Seven Arts Pictures, Inc. and Seven Arts Pictures Limited
10.21	Distribution Agreement, between Seven Arts Filmed Entertainment Limited and Seven Arts Louisiana LLC
10.22	Trust Deed, dated October 21, 2008, establishing The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited
10.23	Loan Agreement, dated October 2008, relating to between The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited
10.24	Operating Agreement, dated November 21, 2008, relating to The Seven Arts Pictures Employee Benefit Trust between Seven Arts Pictures plc and Smith & Williamson Trustees (Jersey) Limited
10.25	Loan Agreement, dated December 17, 2007, between Palm Finance Corporation and Gone to Hell Limited
10.26	Loan Agreement, dated May 7, 2007 among Palm Finance Corporation and affiliates of Seven Arts Pictures plc
21.1	List of Subsidiaries (incorporated by reference to the organizational chart of Seven Arts Pictures plc included in this registration statement on page 8
23.1	Consent of Mazars LLP
23.2	Consent of Sprecher Grier Halberstam LLP (included in exhibit 5.1)*
24.1	Powers of Attorney (included on the signature page to this Registration Statement)
*	To be filed at a future date.

 b. Financial Statement Schedules
         None.

Item 9.	Undertakings.

      The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by §210.3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

 The undersigned registrant hereby undertakes:

i.
to respond to requests for information that is incorporated by reference into the prospectus, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and

ii.
to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

 The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, United States of America on April __, 2009.

SEVEN ARTS PICTURES PLC

By:	/s/ Peter Hoffman

Name: Peter Hoffman

Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Peter Hoffman, Michael Garstin, or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/Peter Hoffman Peter Hoffman	Chief Executive Officer, Director and Authorized Representative in the United States	April 09, 2009
(Principal Executive Officer)

/s/Elaine New Elaine New	Chief Financial Officer and Director	April 13, 2009
(Principal Financial and Accounting Officer)

/s/ Michael Garstin Michael Garstin	President and Director	April 13, 2009

/s/ Kate Hoffman Kate Hoffman	Chief Operating Officer and Director	April 13, 2009

/s/ Philip Kendall Philip Kendall	Director	April 13, 2009

/s/ Julia Verdin Julia Verdin	Director	April 13, 2009

/s/ Anthony Hickox Anthony Hickox	Director	April 13, 2009